EXHIBIT 99.2

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions

Table of Contents

i	Notice of Annual General Meeting of Shareholders

ii	Letter to Shareholders

1	General Information
	1	Notice and Access
	1	Proxies
	3	Voting Shares and Principal Holders of Voting Shares

7	Business to be Transacted at the Meeting

8	Nominees for Election as Directors

16	Report of the Human Resources Committee
	16	Executive Compensation Discussion and Analysis
		16	Executive Compensation Policy
		16	The Human Resources Committee of the Board of Directors
		18	Executive Compensation Related Fees
		18	Compensation Policy and Process for the 2015 Fiscal Year
		25	Compensation Awarded to the Named Executive Officers in Fiscal 2015
		25	Performance Graph
		26	Defined Contribution Pension Plan and Deferred Compensation Plans
		27	Compensation of Named Executive Officers
		27	Net Total Compensation Table
		28	Summary Compensation Table
		29	Termination Benefits
	29	Key Features of CGI’s Long Term Incentive Plans
		29	Share Option Plan
		32	Equity Compensation Plan Information as at September 30, 2015
		32	Performance Share Unit Plan
	33	Compensation of Directors
	34	Director’s Compensation Table
	35	Stock Options and Deferred Stock Units Granted to Directors
	36	Stock Options Held by Directors
	36	Incentive Plan Awards – Value Vested or Earned During the Year
	36	Indebtedness of Directors and Named Executive Officers

2015 MANAGEMENT PROXY CIRCULAR

37	Report of the Corporate Governance Committee
	37	Corporate Governance Practices
	37	CGI’s Shareholders
	37	Diversity
	38	Majority Voting Policy
	38	Mandate, Structure and Composition of the CGI Board of Directors
	40	Role and Responsibilities of the Executive Chairman and of the Chief Executive Officer
	40	Role and Responsibilities of the Lead Director and Standing Committee Chairs
	41	Criteria for Tenure on the CGI Board of Directors
	47	Nomination Process for the Board of Directors and Executive Officers
	48	Board of Directors Participation in Strategic Planning
	48	Guidelines on Disclosure of Information
	49	Directors’ Compensation
	49	Codes of Ethics and Business Conduct
	50	Relationship with Shareholders and Decisions Requiring their Consent

51	Report of the Audit and Risk Management Committee
	51	External Auditors’ Independence
	51	Auditor Independence Policy
	51	Performance of Services
	52	Governance Procedures
	52	Annual External Auditor Assessment
	53	Fees Billed by the External Auditors
	53	Related Party Transactions

53	Other Business to be Transacted at the Annual General Meeting of Shareholders

54	Additional Information

54	Shareholder Proposals

54	Approval by the Directors

55	Appendix A
Stock Options and Share-Based Awards held by Named Executive Officers

57	Appendix B
Stock Options and Share-Based Awards held by Directors

66	Appendix C
Shareholder Proposals

2015 MANAGEMENT PROXY CIRCULAR

Notice of Annual General Meeting of Shareholders

Date, Time and Place

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of CGI Group Inc. (“CGI” or the “Company”) will be held at the Ritz Carlton Hotel in the Oval Room, 1228 Sherbrooke Street West, in Montreal, Quebec, Canada, on January 27, 2016, at 11:00 a.m. (Montreal time).

Items of Business

1

to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, comprehensive income, changes in equity and cash flows, and the auditors’ report for the fiscal year ended September 30, 2015;

2	to elect directors;
3	to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration;
4

to consider (i) shareholder Proposal Number One – Separate Disclosure of Voting Results by Classes of Shares, and (ii) shareholder Proposal Number Two – Advisory Vote on the Compensation of Executives – attached as Appendix C; and

5	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting

Only persons shown on the register of shareholders at the close of business on December 11, 2015, or their proxy holders, will be entitled to attend the Meeting and vote. The register of shareholders is kept by CGI’s transfer agent, Computershare Investor Services Inc.

Proxy Voting

Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Montreal time, on January 26, 2016. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, if you are unable to attend the Meeting in person, we would kindly ask you to (i) complete and return the form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) vote by phone, or (iii) vote using the internet. Instructions on how to vote by phone or by using the internet are provided in the Management Proxy Circular.

CGI has opted to use the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the Meeting materials distributed for the Annual General Meeting of Shareholders. Instead of receiving the enclosed Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions for accessing the remaining Meeting materials online. This Management Proxy Circular and other relevant materials are available via the internet at www.envisionreports.com/gib2015 or on the Canadian Securities Administrators’ site at www.sedar.com. The Meeting will be broadcast live on the Company’s web site at www.cgi.com. The webcast will also be archived afterwards.

Montreal, Quebec

Dated December 11, 2015

By order of the Board of Directors,

Benoit Dubé

Executive Vice-President, Chief Legal Officer and Corporate Secretary

i	2015 MANAGEMENT PROXY CIRCULAR

Letter to Shareholders

Dear fellow shareholders,

This year will mark CGI’s 40th anniversary. Over that period, we have built the Company on a very sound and solid foundation that emphasizes the importance of good governance and of achieving a fundamental balance between the interests of our three key stakeholders.

For clients, this entails executing the fundamentals of our unique delivery model that allows us to deliver high quality services to our clients in an effective manner. Our value proposition to our clients is compelling.

For our professionals, whom we call members, it means adhering to the fundamentals of ownership through the CGI dream. Our members have traditionally made up the largest shareholder group in the Company and we continue to expand their ability of becoming CGI shareholders through our share ownership plan. Ownership in the Company is a key part of our success. As owners, all of us at CGI strive for exceptional operational excellence that is the hallmark of our services.

In turn, our shareholders reap the benefit of owning a customer-focused company whose members apply the fundamentals of operational excellence to best manage their investment and whose interests are closely aligned with theirs.

We achieve our goal by applying management tools and best practices, such as those relating to market penetration and organisational matters at the Business Unit level, that we have developed over the years in a methodical and consistent way. These are contained in our Management Foundation, which reflects our collective experience and contains a set of key elements that define and guide the management of the Company. It includes our client, member and shareholder management frameworks, and leads to quality and consistency of execution in all our operations through best in class business processes. The vast majority of our operations is ISO 9001 certified based on the processes contained in our Management Foundation.

We also rely on a set of performance indicators comprised of measures related to each of our stakeholders. Our performance metrics are applied throughout the Company. Global, local and comparative results are made visible and monitored at all management levels. They are also regularly reviewed and discussed with members at the business unit level. Since our Board members are carefully selected for their operational and financial literacy and for their knowledge and experience in managing large operations, they are in a position to analyze these indicators and provide expert advice on how to continuously improve our performance.

The same principles are used to determine the compensation of our management team at all levels. Our performance-based approach links their compensation to the achievement of business objectives. Both the awards under the Profit Participation Plan, which is our short term incentive program, and the vesting of stock options and performance share units, which are our long-term incentive programs, are contingent upon the achievement of growth and profitability targets both at the business unit and enterprise level. In accordance with our goal of aligning our members’ interests with those of our shareholders, stock options that do not vest based on the degree of achievement of performance targets are forfeited.

CGI’s foundation is solid and we are dedicated to continue delivering superior results. The Company has a very robust and stable platform for continued accelerated growth. The scope of our operations, the enduring quality of our governance structures, and our well-defined business processes have been designed to balance the longterm interests of our clients, members and shareholders and to continue to ensure that CGI remains financially strong. As you learn more about the Company you will come to appreciate that CGI’s long-term strategy offers a strong base for sustainable growth.

This year, Dr. Heather Munroe-Blum, a distinguished candidate who has extensive experience and expertise in multiple vertical markets in which CGI operates, is nominated for election to the Board of Directors. We would like to take this opportunity to recognize Mr. Robert Chevrier who is retiring as a director of CGI and is therefore not standing for re-election. He has been an exceptional contributor to the Company’s success and we wish to thank him warmly for his precious advice and leadership over the last thirteen years.

We encourage you to read our 2015 annual audited consolidated financial statements, Management’s Discussion and Analysis, and Management Proxy Circular in order to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our three stakeholders including you, our shareholders.

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Letter to Shareholders

Annual General Meeting and Proxy Voting

On behalf of CGI’s Board of Directors, management and members, we invite you to attend the Annual General Meeting of Shareholders that will be held at the Ritz-Carlton Hotel, in the Oval Room, 1228 Sherbrooke Street West, Montreal, Quebec, Canada, on January 27, 2016, at 11:00 a.m. (Montreal time).

The items of business are described in this Notice of Annual General Meeting of Shareholders and Management Proxy Circular.

At the Annual General Meeting of Shareholders, you will have the opportunity to hear CGI’s senior leadership discuss the highlights of our performance in 2015. You will also hear about our plans for the future and will have the opportunity to ask any questions you may have about your Company.

If you are unable to attend the meeting we encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Management Proxy Circular.

Yours sincerely,

Serge Godin Founder and Executive Chairman of the Board	Dominic D’Alessandro Lead Director

iii	2015 MANAGEMENT PROXY CIRCULAR

General Information

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI Group Inc. (the “Company” or “CGI”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Company which will be held on January 27, 2016, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as at September 30, 2015, all other information is provided as at December 11, 2015, and all currency amounts are shown in Canadian dollars.

Notice and Access

CGI has opted to use the new Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General Meeting of Shareholders. Instead of receiving this Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions for accessing the remaining materials online. CGI sent the Notice of Meeting and proxy form directly to registered shareholders, and the Notice of Meeting and voting instruction form directly to non-objecting beneficial owners. CGI intends to pay for intermediaries to deliver the Notice of Meeting, voting instruction form and other materials to objecting beneficial owners.

This Management Proxy Circular and other relevant materials are available via the internet at www.envisionreports.com/gib2015 or on the Canadian Securities Administrators’ site at www.sedar.com.

If you would like to receive a paper copy of the current materials by mail, you must request one. There is no charge to you for requesting a copy. Registered shareholders and non-objecting beneficial shareholders may call toll free at 1-866-962-0498 within North America or +1-514-982-8716 outside North America and enter the control number as indicated on the Notice of Meeting to request a paper copy of the materials for the Meeting. Objecting beneficial shareholders may request a paper copy of the materials by calling Broadridge Investor Communication Solutions, toll-free at 1-877-907-7643.

To ensure you receive the materials in advance of the voting deadline and Meeting date, all requests must be received not later than January 13, 2016. If you do request the current materials, please note that another Voting Instruction Form or Proxy Form will not be sent; please retain the one received with the Notice of Meeting for voting purposes.

To obtain paper copies of the materials after the Meeting date, please contact CGI’s Investor Relations department as follows:

Investor Relations

CGI Group Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec

Canada

H3G 1T4

Tel.: 514-841-3200

Proxies

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail for registered and beneficial shareholders and by e-mail and e-delivery for participants in the Company’s Share Purchase Plan. Proxies may also be solicited personally by e-mail or by telephone by members of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for other reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions. The Company has not retained the services of any third party to solicit proxies. Should it decide to do so, the fees payable to the proxy solicitor are not expected to exceed $50,000 and the Company would bear all expenses in connection with the solicitation of proxies.

The persons whose appointment to act under the form of proxy solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

2015 MANAGEMENT PROXY CIRCULAR	1

General Information

The persons whose names are printed on the form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the form of proxy will be voted:

FOR the election as directors of the fourteen persons nominated in this Management Proxy Circular;

FOR the appointment of Ernst & Young LLP as auditors;

AGAINST Proposal Number One – Separate Disclosure of Voting Results by Classes of Shares; and

AGAINST Proposal Number Two – Advisory Vote on the Compensation of Executives.

Every proxy given to any person in the form of proxy that accompanies the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies the Notice of Meeting. To exercise this right, the shareholder should insert the nominee’s name in the space provided for that purpose in the form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or internet voting are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Corporate Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

Record Date

Only persons shown on the register of shareholders at the close of business on Friday, December 11, 2015, or their proxy holders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares is kept by CGI’s transfer agent, Computershare Investor Services Inc.

Voting by Registered Shareholders

Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Montreal time, on Tuesday, January 26, 2016. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

Telephone Voting

If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice response system and refer to the form of proxy they received in the mail which provides the toll free number, the holder account number and the proxy control number which are located on the front side of the proxy form.

Internet Voting

If a shareholder elects to vote using the internet, the shareholder must access the following web site: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy control number which are located on the front side of the proxy form.

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General Information

Voting by Non-Registered Shareholders

Non-registered shareholders or “beneficial shareholders” are holders whose shares are held on their behalf through a “nominee” such as a bank, a trust company, a securities broker or other financial institution. Most of CGI’s shareholders hold their shares in this way. Non-registered or beneficial shareholders must seek instructions from their nominees as to how to complete their voting instruction form if they wish to vote their shares themselves. Non registered or beneficial shareholders who received or who were given access to this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI’s registrar and transfer agent, Computershare Investor Services Inc., may not have a complete record of the names of the Company’s non-registered shareholders, the transfer agent may not have knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

Voting Shares and Principal Holders of Voting Shares

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, an unlimited number of Second Preferred Shares (“Second Preferred Shares”), issuable in series, an unlimited number of Class A subordinate voting shares (“Class A subordinate voting shares”) and an unlimited number of Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as at December 11, 2015, 278,151,758 Class A subordinate voting shares and 32,873,663 Class B shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles of incorporation.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As at December 11, 2015, 45.8% and 54.2% of the aggregate voting rights are attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, at the holder’s option, in order to entitle the holder to accept the offer from the date it is made. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under the control of one or more of such senior executives, as owners, as a group, of more than 50% of the outstanding Class B shares, do not accept the offer.

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General Information

The articles of incorporation of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company’s articles of incorporation provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

(a)	in payment of stock dividends;

(b)	pursuant to the stock option plans or share purchase plans of the Company;

(c)	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of incorporation of the Company; or

(d)	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2015, considering, among other matters, the needs for reinvestment in the Company’s operations, the scope of investment projects, the repayment of the Company’s debt, and the repurchase of outstanding Class A subordinate voting shares under the Company’s Normal Course Issuer Bid (“Issuer Bid”), the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend. The Board of Directors re-evaluates the Company’s dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other classes of shares, such amendment shall, in addition, be authorized by at least two-thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

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General Information

Normal Course Issuer Bid

On January 28, 2015, the Board of Directors authorized and subsequently received the approval from the Toronto Stock Exchange (“TSX”) for the renewal of its Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate voting shares as at January 23, 2015. The Issuer Bid enables the Company to purchase on the open market through the facilities of the TSX and the New York Stock Exchange (“NYSE”) and through alternative trading systems, as well as outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities, up to 19,052,207 Class A subordinate voting shares for cancellation. As at January 23, 2015, there were 280,820,895 Class A subordinate voting shares of the Company outstanding of which approximately 68% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the Issuer Bid commencing on February 11, 2015 and may continue to do so until February 10, 2016, or until such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the Issuer Bid or elects to terminate the Issuer Bid. As at December 11, 2015, the Company had purchased 6,925,735 Class A subordinate voting shares under the Issuer Bid for approximately $332.5 million at an average price of $48.01, including 6,350,735 Class A subordinate voting shares purchased by way of private agreements. The Issuer Bid allows for purchases outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulatory authorities. A copy of the Company’s Notice of Intention to make a normal course issuer bid may be obtained free of charge from CGI’s Investor Relations department. See the heading Additional Information at the end of this document.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As at December 11, 2015, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As at December 11, 2015, no Second Preferred Shares were outstanding.

Principal Holders of Class A Subordinate Voting Shares and Class B Shares

As at December 11, 2015, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares or Class B shares were Serge Godin, André Imbeau and the Caisse de dépôt et placement du Québec (the “Caisse”). Their holdings are set out in the tables that follow.

Name	Shares – Class “A”			Shares – Class “B”			Shares – Class “A” and “B”
	Number		%	Number		%	Total % of Equity	Total Number of Votes	Total % of Vote
Serge Godin	299,279	(a)	0.11%				0.10%	299,279	0.05%
				23,007,351	(b)	69.99%	7.40%	230,073,510	37.91%
				5,209,156	(c)	15.85%	1.67%	52,091,560	8.58%
				360,582	(d)	1.10%	0.12%	3,605,820	0.59%
Total	299,279		0.11%	28,577,089		86,93%	9.28%	286,070,169	47.14%

(a)	These shares are owned directly or indirectly by Mr. Godin.
(b)	These shares are owned by Distinction Capital Inc., a company controlled by Mr. Godin.
(c)	These shares are owned by 3727912 Canada Inc., a company controlled by Mr. Godin.
(d)	These shares are owned by 9164-7586 Québec Inc., a company controlled by Mr. Godin.

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General Information

Name	Shares – Class “A”			Shares – Class “B”			Shares – Class “A” and “B”
	Number		%	Number		%	Total % of Equity	Total Number of Votes	Total % of Vote
André Imbeau	268,146	(a)	0.10%				0.09%	268,146	0.04%
				3,477,071	(b)	10.58%	1.12%	34,770,710	5.73%
				798,588	(c)	2.43%	0.26%	7,985,880	1.32%
Total	268,146		0.10%	4,275,659		13.01%	1.46%	43,024,736	7.09%

(a)	These shares are owned directly or indirectly by Mr. Imbeau.
(b)	These shares are owned by Groupe Gestion G5 Inc., a company controlled by Mr. Imbeau.
(c)	These shares are owned by 9102-7003 Québec Inc., a company controlled by Mr. Imbeau.

CGI’s Investor Relations department regularly surveys the Company’s largest institutional shareholders. The following table sets out, as at December 11, 2015, the top ten institutional holders of CGI’s Class A subordinate voting shares, based on the shareholder identification data available to the Company.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
Caisse de dépôt et placement du Québec	58,174,038	20.91%	–	–	18.70%	58,174,038	9.59%
FMR LLC (Fidelity Investments)	21,800,000	7.84%	–	–	7.01%	21,800,000	3.59%
BlackRock Asset Management Canada Limited	12,515,000	4.50%	–	–	4.02%	12,515,000	2.06%
Invesco Advisers, Inc.	11,962,843	4.30%	–	–	3.85%	11,962,843	1.97%
1832 Asset Management L.P.	7,550,000	2.71%	–	–	2.43%	7,550,000	1.24%
TD Securities Inc.	7,331,053	2.64%	–	–	2.36%	7,331,053	1.21%
CI Investments Inc.	7,180,000	2.58%	–	–	2.31%	7,180,000	1.18%
Connor, Clark & Lunn Investment Management Ltd.	6,496,909	2.34%	–	–	2.09%	6,496,909	1.07%
Jarislowsky Fraser, Ltd.	5,659,424	2.03%	–	–	1.82%	5,659,424	0.93%
Guardian Capital LP	4,708,519	1.69%	–	–	1.51%	4,708,519	0.78%

As at December 11, 2015, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 3,685,997 Class A subordinate voting shares and 32,873,663 Class B shares representing respectively 1.33% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

6	2015 MANAGEMENT PROXY CIRCULAR

Business to be Transacted at the Meeting

The following items of business will be presented to the shareholders at the Meeting:

1.	Presentation of the Annual Audited Consolidated Financial Statements

The annual audited consolidated financial statements for the fiscal year ended September 30, 2015 and the report of the auditors will be placed before the Meeting. The annual audited consolidated financial statements were mailed with the Notice of Meeting to shareholders who requested them. Copies of the fiscal 2015 annual audited consolidated financial statements may be obtained from CGI upon request and will be available at the Meeting.

2.	Election of Directors

Fourteen directors are to be elected to hold office until the close of the next Annual General Meeting of Shareholders or until their successor is elected or appointed. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the fourteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.	Appointment of Auditors

The Board of Directors recommends that Ernst & Young LLP be appointed as the auditors of the Company to hold office until the next Annual General Meeting of Shareholders or until their successors are appointed. Ernst & Young LLP were first appointed as the Company’s auditors at the Annual General Meeting of Shareholders held on January 27, 2010.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Ernst & Young LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

4.	Shareholder Proposals

Three shareholder proposals have been submitted by the Mouvement d’éducation et de défense des actionnaires (“Médac”). Médac is a not for profit company whose registered office is situated at 82 Sherbrooke Street West, Montreal, Quebec, Canada, H2X 1X3, holding 100 Class A subordinate voting shares that it acquired on February 13, 2014.

The three proposals are enclosed below as Appendix C, along with the responses of the CGI Board of Directors. However, as agreed with Médac, only Proposal Number One – Separate Disclosure of Voting Results by Classes of Shares and Proposal Number Two – Advisory Vote on the Compensation of Executives will be presented at the Meeting for a vote.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting AGAINST the adoption of Proposal Number One – Separate Disclosure of Voting Results by Classes of Shares and Proposal Number Two – Advisory Vote on the Compensation of Executives, unless shareholders direct otherwise.

2015 MANAGEMENT PROXY CIRCULAR	7

Nominees for Election as Directors

The persons whose names are printed in the form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next Annual General Meeting of Shareholders or until that director’s successor is duly elected or appointed, unless the office is earlier vacated.

The information below lists the name of each candidate proposed by the Board of Directors on the recommendation of the Corporate Governance Committee for election as a director; whether the director has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guideline; the candidate’s age; the principal occupation; the municipality, province or state, and country of residence; the year when the person first became a director; their standing committee memberships; the skills the director brings to the Board of Directors based on the Board of Directors skills matrix; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Stock Units (“DSUs”) of the Company (see the heading Stock Options and Deferred Stock Units Granted to Directors later in this document); the number of stock options of the Company held (see the heading Share Option Plan later in this document); and the number of Performance Share Units (“PSUs”) of the Company held (see the heading Performance Share Unit Plan later in this document); as well as the other companies on whose board of directors the candidate serves.

Information relating to shares, DSUs, stock options, and PSUs beneficially owned, or over which control or direction is exercised has been provided by each of the candidates as at December 11, 2015.

Alain Bouchard Lorraine, Quebec, Canada Director since: 2013 Age: 66 Independent director, complies with the share ownership guideline

Mr. Bouchard is Founder and Executive Chairman of the Board and a director of Alimentation Couche-Tard Inc., a company listed on the TSX with a network comprised of approximately 15,000 convenience stores in Canada, the United States, Europe and fourteen other countries and regions worldwide (China, Costa Rica, Egypt, Guam, Honduras, Hong Kong, Indonesia, Japan, Macau, Malaysia, Mexico, Vietnam, the Philippines and the United Arab Emirates). The company is the largest independent convenience store operator in North America in terms of number of company-operated stores. Mr. Bouchard founded the company in 1980, led its growth, and has more than 45 years of experience in the retail industry.

Chair of the Human Resources Committee

Class A subordinate voting shares: 17,500 (*)

Deferred Stock Units: 6,197 (+)

Stock options: 22,651 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓		Global	Retail and distribution	✓	✓	✓	✓

8	2015 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Bernard Bourigeaud Waterloo, Belgium Director since: 2008 Age: 71 Independent director, complies with the share ownership guideline

Mr. Bourigeaud, a chartered professional accountant, is Chairman of BJB Consulting, a Chief Executive Officer to Chief Executive Officer consultancy business. Until September 2007, Mr. Bourigeaud was Chairman of Atos Origin S.A., a leading global IT services company which he founded through a chain of successful mergers which began in 1991. Prior to that, he spent 11 years at Deloitte, Haskins and Sells where he was the head of the management consulting group. Mr. Bourigeaud holds positions on various boards including the board of advisors of Jefferies International Limited. In December 2011, Mr. Bourigeaud was appointed non-executive Chairman of Oberthur Technologies Holding and non-executive Vice-Chairman of Oberthur Technologies SA. He is also an international operating partner of Advent International and President of CEPS (Centre d’Etude et Prospective Stratégique). Mr. Bourigeaud is an Affiliate Professor at HEC School of Management in Paris and a member of HEC’s International Advisory Board. In 2004, he was appointed Chevalier de la Légion d’Honneur.

Member of the Human Resources Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 5,161 (+)

Stock options: 26,598 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓	✓	Global	Multiple vertical markets	✓	Expert	✓	✓

Jean Brassard Verdun (Nuns’ Island), Quebec, Canada Director since: 1978 Age: 71 Independent director, complies with the share ownership guideline

Mr. Brassard has had an extensive career as an IT professional practitioner and senior manager. He joined the Company in 1978 as a Vice-President and led the development and implementation of major IT projects in all economic sectors served by CGI. He became President and Chief Operating Officer in January 1997 and was Vice-Chairman of the Company’s Board of Directors for 25 years. Mr. Brassard contributed significantly to CGI’s international profitable growth until he retired in 2000.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 547,371 (*)

Class B shares: 20,915 (*)

Deferred Stock Units: 15,482 (+)

Stock options: 26,559 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2015 MANAGEMENT PROXY CIRCULAR	9

Nominees for Election as Directors

Dominic D’Alessandro Toronto, Ontario, Canada Director since: 2010 Age: 68 Independent director, complies with the share ownership guideline

Mr. D’Alessandro, a fellow of the Institute of Chartered Professional Accountants Canada, was President and Chief Executive Officer of Manulife Financial Corporation from 1994 until 2009. During his tenure, Manulife undertook a dramatic expansion of its operations and emerged as one of the world’s leading life insurers. In recognition of his achievements, Mr. D’Alessandro was named by his peers Canada’s Outstanding Chief Executive Officer for 2002 and was named Canada’s Most Respected Chief Executive Officer for 2004. He is an Officer of the Order of Canada. Mr. D’Alessandro is also a director of Suncor Energy Inc.

Lead Director, member of the Human Resources Committee and of the Corporate Governance Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 18,230 (+)

Stock options: 51,906 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓		Global	Financial services	✓	Expert	✓	✓

Paule Doré Outremont, Quebec, Canada Director since: 1995 Age: 64 Independent director, complies with the share ownership guideline

Mrs. Doré joined CGI in 1990 as Vice-President Communications and Human Resources, and was Executive Vice-President and Chief Corporate Officer and Secretary until September of 2006 when she assumed the role of Advisor to the Founder and Executive Chairman, a position she held until her retirement in August of 2009. Mrs. Doré is also a director of Cogeco Inc., Héroux Devtek Inc. and the Institute for Governance of Private and Public Organizations (IGOPP). She has also served on numerous boards, including AXA Canada, Ault Foods Limited and Groupe Laperrière Verreault Inc.

Chair of the Corporate Governance Committee

Class A subordinate voting shares: 99,774 (*)

Deferred Stock Units: 6,453 (+)

Stock options: 9,368 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

10	2015 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Richard B. Evans San Francisco, California, USA Director since: 2009 Age: 68 Independent director, complies with the share ownership guideline

Prior to his retirement in April 2009, Mr. Evans was Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd. While with Rio Tinto, he was Chief Executive of Rio Tinto Alcan. Prior to that, he was President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto in October of 2007. He is now Chairman of the Board of Constellium Inc. and of the Board of Noranda Aluminum Holding Corp.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 19,367 (+)

Stock options: 56,679 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓		Global	Multiple vertical markets	✓	✓	✓	✓

Julie Godin Verdun (Nun’s Island), Quebec, Canada Director since: 2013 Age: 40 Director related to CGI, complies with the share ownership guideline

Ms. Godin is CGI’s Executive Vice-President, Global Human Resources and Strategic Planning, and is therefore a related director. She has led CGI’s global human resources group since 2009 and the Company’s strategic planning process since 2011. Ms. Godin oversees the development of enterprise-wide human resources policies, programs and processes and their application across all CGI business units around the world, and is also responsible for CGI’s leadership, organizational development and strategic planning initiatives and programs.

Class A subordinate voting shares: 6,341 (*)

Stock options: 194,708 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2015 MANAGEMENT PROXY CIRCULAR	11

Nominees for Election as Directors

Serge Godin Westmount, Quebec, Canada Director since: 1976 Age: 66 Director related to CGI, complies with the share ownership guideline

As a Co-Founder of CGI, Executive Chairman of the Board and a key member of CGI’s senior leadership team, Serge Godin is a related director. Mr. Godin also owns a majority interest in CGI’s Class B shares (see Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document). Under Mr. Godin’s leadership, CGI has grown into one of the largest independent information technology and business process services firms in the world. Mr. Godin is a member of the Order of Canada and the Ordre national du Québec. In 2008, he was inducted into the Canadian Business Hall of Fame, and, in 2011, he received the Conference Board of Canada’s Honorary Associate Award, the Board’s highest honor. Mr. Godin has also received the International Horatio Alger Award, a prestigious award presented by the Horatio Alger Association of Distinguished Americans to honor individuals who have succeeded in spite of adversity and who encourage young people to pursue their dreams through higher education.

Executive Chairman of the Board

Class A subordinate voting shares: 299,279 (*)

Class B shares: 28,577,089 (*)

Stock options: 930,255 (‡)

Performance Share Units: 596,154 (§)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Timothy J. Hearn Calgary, Alberta, Canada Director since: 2014 Age: 71 Independent director, complies with the share ownership guideline

Mr. Hearn is Chairman of the consulting, investment management, and philanthropic organization Hearn & Associates, and was, until March 2008, the Chairman and Chief Executive Officer of Imperial Oil Limited. Mr. Hearn has over 40 years’ experience in the oil and gas industry and in the course of his career he held executive leadership positions in Canada and abroad having spent 10 years with Exxon Mobil Corporation heading global businesses while living in the United States, and Asia. He is a past Chairman and an honorary director of the C.D. Howe Institute, and a member of the Joint Public Advisory Committee (JPAC) of the Commission for Environmental Cooperation (CEC). Mr. Hearn is also a director of ARC Resources Ltd.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 12,000 (*)

Deferred Stock Units: 1,098 (+)

Stock Options: 4,697 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

12	2015 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

André Imbeau Beloeil, Quebec, Canada Director since: 1976 Age: 66 Director related to CGI, complies with the share ownership guideline

Mr. Imbeau co-founded CGI in 1976 and was, until July 2006, Executive Vice-President and Chief Financial Officer and thereafter Founder, Vice-Chairman of the Board and Corporate Secretary until July 2015. He now acts as Founder and Vice-Chairman of the Board, and as Advisor to the Founder and Executive Chairman of the Board, and is therefore a related director. Mr. Imbeau holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document). His financial and operational expertise and deep understanding of CGI’s operations are important assets to the Company’s Board of Directors.

Vice-Chairman of the Board of Directors

Class A subordinate voting shares: 268,146 (*)

Class B shares: 4,275,659 (*)

Stock options: 31,255 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Gilles Labbé Montreal, Quebec, Canada Director since: 2010 Age: 59 Independent director, complies with the share ownership guideline

Mr. Labbé is President and Chief Executive Officer, and a director, of Héroux Devtek Inc., a Canadian company specializing in the design, development, manufacture, repair, and overhaul of landing gear systems and components for the Aerospace market. He has held these positions since June 2000. Prior to the acquisition of Devtek in that year, Mr. Labbé was President and Chief Executive Officer and a director of Héroux Inc. since 1989. A Fellow of the Institute of Chartered Professional Accountants Canada, Mr. Labbé is the recipient of numerous business awards and is also a director of the Aerospace Industries Association of Canada, and Aéro Montreal.

Chair of the Audit and Risk Management Committee

Class A subordinate voting shares: 25,000 (*)

Deferred Stock Units: 14,790 (+)

Stock options: 45,024 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓	✓	Global	Manufacturing and distribution	✓	Expert	✓	✓

2015 MANAGEMENT PROXY CIRCULAR	13

Nominees for Election as Directors

Heather Munroe-Blum Westmount, Quebec, Canada Director since: 2015 Age: 65 Independent director, complies with the share ownership guideline

Dr. Munroe-Blum has more than 25 years of senior management experience concentrated in higher education, public policy, and research and development. She has served on the boards of Four Seasons Hotels and Resorts, Alcan, the Canada Forum of Rio Tinto Alcan, Yellow Media Inc., and Hydro One (Ontario), among others. Dr. Munroe-Blum served for more than a decade as McGill’s Principal (President) and Vice-Chancellor (2003 – 2013). She is currently a director of the Royal Bank of Canada, the Trilateral Commission, the C.D. Howe Institute, the Gairdner Foundation, and is Chair of the Canada Pension Plan Investment Board. Dr. Munroe-Blum is also a member of the Advisory Board of the Center for Advanced Studies at Stanford University and the Canada Foundation for Innovation.

Member of the Corporate Governance Committee

Class A subordinate voting shares: 855 (*)

Deferred Stock Unit: 261 (+)

Stock options: 3,023 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓		Global	Multiple vertical markets	✓	✓	✓	✓

Michael E. Roach Montreal, Quebec, Canada Director since: 2006 Age: 63 Director related to CGI, complies with the share ownership guideline

As President and Chief Executive Officer of CGI, Michael E. Roach is a related director. Mr. Roach has served as President and Chief Executive Officer since 2006. Previously, he served as President and Chief Operating Officer, a role he assumed in 2002. Mr. Roach joined CGI in 1998 from a major telecommunications company where he held a number of leadership positions and spearheaded the outsourcing of the company’s IT operations to CGI. He is a member of the Canadian Council of Chief Executives and a director of the Centre for Addiction and Mental Health (CAMH) Foundation. Mr. Roach was recognized as “Most Innovative Chief Executive Officer” for 2014 by Canadian Business magazine.

Class A subordinate voting shares: 923,890 (*)

Stock options: 987,330 (‡)

Performance Share Units: 1,076,813 (§)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

14	2015 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Joakim Westh Stockholm, Sweden Director since: 2013 Age: 54 Independent director, complies with the share ownership guideline

Mr. Westh is an independent director sitting on the boards of directors of several leading Nordic companies. Until 2009, Mr. Westh was a Senior Vice-President and executive team member at LM Ericsson AB with responsibility for strategy, operational excellence and sourcing. Mr. Westh is well-known as a leading expert in the fields of technology and management, particularly in Scandinavia. He is also a director of Saab Group, Swedish Match AB, and Absolent AB.

Member of the Audit and Risk Management Committee

Stock options: 8,755 (‡)

Operational Literacy				Governance Risk and Compliance
Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Financial Literacy			Governance and Human Resources
				Finance	Accounting	Risk
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

(*)	Number of shares beneficially owned, or controlled, or directed, directly or indirectly.
(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.
(‡)	For more information concerning stock options, please refer to the headings Share Option Plan and Compensation of Directors later in this document.
(§)	For more information concerning PSUs, please refer to the heading Performance Share Unit Plan later in this document.

2015 MANAGEMENT PROXY CIRCULAR	15

Report of the Human Resources Committee

Executive Compensation Discussion and Analysis

Executive Compensation Policy

CGI’s executive compensation policy emphasizes incentive compensation linked to business success to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as client and member satisfaction.

CGI’s compensation policy is rooted in its fundamental belief that a company with an inspiring dream, uncompromising integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-calibre, competent people. These people in turn will deliver high-quality services, in keeping with the Company’s profitability objectives. The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for its shareholders.

In keeping with CGI’s compensation policy, the same principles that are used to determine the compensation of the named executive officers (the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation.

This report outlines the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Committee reviews management’s proposals and makes recommendations to the Board of Directors of the Company in relation to the compensation of certain senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers are responsible for meeting. It is similarly responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executive officers.

The Committee is made up of Messrs. Alain Bouchard, Chair of the Committee, Bernard Bourigeaud, Robert Chevrier and Dominic D’Alessandro, all of whom are independent directors. The Committee met five times in fiscal 2015. Mr. Bouchard’s role and responsibilities as Chair of the Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

Each of the members of the Committee has significant experience in the role of chief executive officer that includes ample experience in matters relating to human resources management and executive compensation. Mr. Bouchard was President and Chief Executive Officer and is now Founder and Executive Chairman of the Board of Alimentation Couche-Tard Inc., Mr. Bourigeaud was Chairman and Chief Executive Officer of Atos Origin S.A., Mr. Chevrier was Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.), and Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation.

Mr. Chevrier has decided to not seek re-election at the 2016 Annual General Meeting of Shareholders and as a result of that decision, his term as a director and member of the Committee will come to an end at the time of the Meeting.

The role and responsibilities of the Committee are contained in the Committee’s charter. The Committee’s charter forms part of CGI’s Fundamental Texts and the charter is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors later in this document) and is available on CGI’s web site at www.cgi.com. The role and responsibilities of the Committee include:

(a)	Advising the Board of Directors on human resources planning;

16	2015 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

(b)

Reviewing and advising the Board of Directors on management’s succession plans for executive officers, with special emphasis on the Executive Chairman of the Board and Chief Executive Officer succession;

(c)

Reviewing and advising the Board of Directors on CGI’s compensation philosophy and policies, including the remuneration strategy and remuneration policies for the executive officer level as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

(d)

Making recommendations to the Board of Directors for the appointment of the Executive Chairman of the Board, the Chief Executive Officer and other executive officers, while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience, and the corporate objectives which the Executive Chairman of the Board and such other executive officers, as the case may be, are responsible for meeting, as well as the assessment of the Executive Chairman of the Board and of the Chief Executive Officer against these objectives;

(e)	Monitoring of the Executive Chairman of the Board’s performance and providing advice and counsel in the execution of his duties;

(f)

Reviewing and advising the Board of Directors on CGI’s overall remuneration plan including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Executive Chairman of the Board and for the Chief Executive Officer of the Company and, in that regard, considering appropriate information, including information from the Board of Directors with respect to the overall performance of the Executive Chairman of the Board and of the Chief Executive Officer;

(g)

Reviewing and advising the Board of Directors on the remuneration of executive officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

(h)	Reviewing and advising the Board of Directors on employment and termination arrangements for senior management;

(i)	Making recommendations on the adoption of new, or significant modifications to, pay and benefit plans;

(j)	Recommending the appointment of new officers as appropriate;

(k)	Reviewing and advising the Board of Directors on significant organizational changes;

(l)	Reviewing and approving the Committee’s executive compensation report to be contained in the Company’s annual Management Proxy Circular;

(m)	Reviewing and advising the Board of Directors on management development programs for the Company;

(n)	Reviewing and advising the Board of Directors on special employment contracts or arrangements with officers of the Company, if any, including any contracts relating to change of control; and

(o)

Reviewing and advising the Board of Directors on the remuneration for members of the Board of Directors and its committees, including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions, and recommending changes where applicable.

The Committee also performs such other duties as are from time to time assigned to it by the Board of Directors.

The Committee reports to the Board of Directors on its proceedings, the reviews it undertakes, and its recommendations.

In executing its mandate, the Committee retains the services of Towers Watson, the Company’s external human resources consultant. Towers Watson was first retained to provide consulting services in 1995. Towers Watson’s mandate is to:

•	Provide the Committee with information on market trends and best practices on executive and director compensation;

•

Develop recommendations on the composition of the reference groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers of the Company;

•

Conduct market research and provide the Committee with data and analysis on compensation practices of reference groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers; and

•	Review the design of the annual and long-term incentive programs and provide data and analysis on reference groups’ practices in this area.

2015 MANAGEMENT PROXY CIRCULAR	17

Report of the Human Resources Committee

To ensure the quality of services provided to the Committee by its external advisor, as well as the external advisor’s independence, the Committee has established the following processes as part of its annual work plan:

•

Once a year or as required, each of the external advisors retained by the Committee will provide to the Committee a statement of the services to be provided to the Committee at its request and those to be provided at the request of management for the purpose of enabling the Committee to pre-approve all services to be provided by the external advisor;

•

The Committee may request from each external advisor information concerning the advisor’s organizational structure and employees who provide services to the Committee so that the Committee may agree with the advisor on measures to address any real or perceived conflicts of interest that may arise from the services provided by the advisor to the Company at the request of management; and

•	The Committee reviews the independence policy annually to ensure that it continues to meet the Committee’s requirements.

Executive Compensation Related Fees

During the years ended September 30, 2015 and 2014, CGI’s external human resources consultant billed the following fees for its services:

Service retained	Fees billed
	2015	2014
Advice in relation to executive compensation and the compensation of directors(a)	$137,404	$169,671
All other fees(b)	$326,516	$451,809
Total fees billed	$463,920	$621,480

(a)	All fees billed by the human resources consultant for the years ended September 30, 2015 and 2014 were related to recurring work for the Committee.
(b)

The other fees billed by the human resources consultant for the year ended September 30, 2015 were mainly in relation to health and group benefit plans. The other fees billed by the human resources consultant for the year ended September 30, 2014 were mainly in relation to global talent and rewards issues and health and group benefits.

Compensation Policy and Process for the 2015 Fiscal Year

Composition of Reference Groups

To determine appropriate compensation levels, the Named Executive Officers’ positions are compared with similar positions within a reference group made up of companies leading their industry. These companies include information technology consulting firms and companies similar to CGI with regard to size, and operational and managerial complexity. The Committee reviews the composition of the reference groups annually.

With 85% of its 2015 revenues generated outside Canada, as well as constant international expansion, CGI must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. All of the Company’s major competitors are based either in the U.S. or Europe and they compete against CGI both in Canada and internationally.

In response to this market reality, the Committee based Named Executive Officers’ compensation for the year ended September 30, 2015 on the U.S. market for executives based in Canada and the U.S. and on the UK market for the executive based in the U.K.

The following disclosure relates to the Company’s compensation policy in effect for the fiscal year ended September 30, 2015.

The selection criteria used to determine the composition of the comparator groups are the following:

•	Autonomous and publicly-traded companies;

•	Large number of professionals;

•	Growing companies;

•	High-end IT consulting, systems integration, IT outsourcing and business solutions providers;

•	International scope;

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•	Companies for which IT is very strategic; and

•	Participation in the data bank for the U.S., the U.K. or other geographies maintained by Towers Watson, the Company’s external human resources consultant, as the case may be.

Each company in the following table meets at least one of the foregoing criteria:

U.S. Comparator Group: 16 companies

Accenture plc Atos SE Automatic Data Processing, Inc. CACI International Inc. Cap Gemini SA Cognizant Technology Solutions Corporation Computer Sciences Corporation Experian plc	Fidelity National Information Services Inc. Fiserv, Inc. Indra Sistemas SA SAIC, Inc. SNC-Lavalin Group Inc. Tata Consultancy Services Limited Unisys Corporation Xerox Corporation

UK Comparator Group: 14 companies

Accenture plc Agilent Technologies Inc Atos SE BT Group plc Cap Gemini SA Cognizant Technology Solutions Corporation Computer Sciences Corporation	Groupe Steria SCA Hewlett-Packard Company International Business Machines Corp. Indra Sistemas SA Tieto OYJ Unisys Corporation Verizon Communications Inc.

The foregoing comparator groups were used to determine the compensation of the Named Executive Officers for the fiscal year ended September 30, 2015.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: base salary, short-term incentive plan, long-term incentive plan, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure that executives’ interests are aligned with CGI’s profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. CGI’s Named Executive Officers do not participate in any defined benefit pension plans.

Component	Description	Policy alignment with Reference Group
Base salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Aligned with median base salary offered in the reference group, while allowing for compensation above the median to recognize an executive’s exceptional and sustained contribution to the Company’s success.
Short-term incentive plan	Annual bonus based on the achievement of business objectives in accordance with CGI’s Profit Participation Plan (details are provided later in this document).	Aligned with median short-term incentives of the reference group, when business objectives are met.
Long-term incentive plan	Grants under the Share Option Plan and awards under the Performance Share Unit Plan based on achievement of business objectives (details are provided later in this document).	Aligned with median total compensation of the reference group when business objectives are met, or above the median to recognize an executive’s exceptional performance.
Benefits	Group benefits and employer contributions under the Share Purchase Plan.	Aligned with median benefits of the reference group.

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Component	Description	Policy alignment with Reference Group
Perquisites	Company car and related expenses, tax services, health insurance, and medical exams are the principal perquisites.	Aligned with median perquisites of the reference group.
Total compensation		Aligned with the median of the reference group when business objectives are met while allowing for total compensation above the median to recognize an executive’s exceptional performance.

The following table shows for each Named Executive Officer the compensation components as a percentage of total compensation, at target levels for the short term and long term incentives, for the year ended September 30, 2015:

Name and title	Base salary	CGI Profit Participation Plan	Long-term incentive	Benefits and perquisites
Serge Godin Founder and Executive Chairman of the Board	11.52%	23.03%	64.98%	0.47%
Michael E. Roach President and Chief Executive Officer	11.39%	22.79%	64.28%	1.54%
François Boulanger(a) Executive Vice-President and Chief Financial Officer	21.48%	21.48%	55.81%	1.24%
George D. Schindler(b) Chief Operating Officer	28.80%	28.80%	39.90%	2.50%
Joao Baptista(c) President, Eastern, Central and Southern Europe Operations	34.98%	20.99%	35.68%	8.35%

(a)	Mr. Boulanger was appointed Executive Vice-President and Chief Financial Officer effective October 1, 2014.
(b)	Mr. Schindler was appointed Chief Operating Officer on May 19, 2015. Before such appointment, he was President, United States Operations.
(c)

Mr. Baptista was appointed President, Eastern, Central and Southern Europe Operations on May 19, 2015. Before such appointment, he was President, Northern and Southern Europe and South America Operations.

The Founder and Executive Chairman of the Board and the President and Chief Executive Officer may from time to time exercise their discretion to recommend to the Committee and the Board of Directors that incentive compensation under the Profit Participation Plan, and the performance-based vesting of stock options under the Share Option Plan for Employees, Officers and Directors of CGI Group Inc. and its Subsidiaries (the “Share Option Plan”) and of PSUs under the Performance Share Unit Plan for the Executive Chairman, the Executive Vice-Chairman, the President and Chief Executive Officer and Other Designated Participants of CGI Group Inc. (the “PSU Plan”), be adjusted in order to ensure that actual profit participation and vested stock options are equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

Base Salary

The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success. The objective of CGI’s compensation policy for base salaries is to align them with the median base salary in the reference group, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success. As part of the methodology used for fiscal 2015, Named Executive Officers’ positions were compared with generic positions in the compensation databases for the U.S. and the U.K. maintained by Towers Watson, the Company’s external human resources consultant. When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.

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Profit Participation Plan: Annual Bonus

The Named Executive Officers participate in CGI’s Profit Participation Plan, a short-term incentive plan that pays an annual bonus based on achievement of business objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Committee. The Profit Participation Plan is designed to provide CGI’s management and members with an incentive to increase the profitability and growth of the Company.

The Committee makes a recommendation to the Board of Directors in relation to the payment of bonuses to the Named Executive Officers under the Profit Participation Plan based on the Company’s achievement of performance objectives.

Individual incentive awards are based on the executive’s target bonus under the Profit Participation Plan and the achievement of objectives. The target bonus varies as a percentage of base salary depending on the executive’s position. The target bonus is then adjusted in accordance with a performance factor that is directly linked to the level of achievement of business objectives set out in the Company’s annual plan. Executive bonus targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive with CGI’s applicable reference group.

Performance Factor

The performance factor used to adjust each Named Executive Officer’s target bonus is based on two separate measures: profitability and growth. Achievement of profitability and growth objectives determines the performance factor that is applied to calculate the annual bonus. Such adjustment may result in a reduction or an increase in the bonus. In the latter case, the payout may not exceed two times the target award.

The profitability performance factor is based on the degree of achievement of the net earnings margin objective approved by the Board of Directors as part of the Company’s annual budget and strategic plan. The growth performance factor is based on the degree of achievement of the year-over-year percentage revenue growth objective also approved by the Board of Directors as part of the Company’s annual budget and strategic plan.

Only factors that are the results of actual management operation activities are taken into account in the application of performance factors for compensation purposes. The performance factors for achievement of results between levels are prorated.

The performance factors for profitability and growth are determined by applying the following formula.

Profitability		Revenue
Net earnings margin	Profitability Performance Factor	Revenue	Revenue Performance Factor
Budgeted margin objectives on a scale of four levels	0	Budgeted revenue objectives on a scale of four levels	0
	0,5		0,5
	1,0		1,0
	1,33		1,5

For instance, to determine the payout under the Company’s Profit Participation Plan, the following formula is used:

The effect of the formula for fiscal 2015 was to place importance on meeting both the growth and the profitability objectives. If either of such key minimum thresholds is not met, no bonus is paid under the plan.

In the case of Presidents of Strategic Business Units, half of their target bonus was based on the formula above as it pertains to the Company, while the other half was determined based on the performance of the business units for which they are responsible using the same performance measures.

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CGI does not disclose specific profitability and revenue objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements would be significantly impaired, putting incremental pressure on its profit margins. In addition, we believe that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting all other forward-looking information.

Achievement of the performance objectives presents a meaningful challenge for the Company’s management team since the Company consistently sets ambitious goals as part of its annual budget and strategic planning process. The payouts to the Named Executive Officers for fiscal 2015, 2014, and 2013 of compensation that was subject to performance objectives averaged 73% of the target compensation at risk, which clearly indicates the challenge of achieving the performance objectives.

The table below shows the portion of the total compensation at risk that was paid out to the Named Executive Officers for the 2015 fiscal year.

Name and title	Percentage of total compensation at risk	Percentage payout for fiscal 2015(a)
Serge Godin Founder and Executive Chairman of the Board	88.02%	55.96%
Michael E. Roach President and Chief Executive Officer	87.07%	55.96%
François Boulanger(b) Executive Vice-President and Chief Financial Officer	77.29%	54.74%
George D. Schindler(c) Chief Operating Officer	68.70%	44.02%
Joao Baptista(d) President, Eastern, Central and Southern Europe Operations	56.67%	19.68%

(a)

This percentage shows the proportion of the Named Executive Officer’s compensation at risk that was actually earned, based on the achievement of objectives, including the performance-based vesting of the Company’s stock options or PSUs, as applicable.

(b)	Mr. Boulanger was appointed Executive Vice-President and Chief Financial Officer effective October 1, 2014.
(c)	Mr. Schindler was appointed Chief Operating Officer on May 19, 2015. Before such appointment, he was President, United States Operations.
(d)

Mr. Baptista was appointed President, Eastern, Central and Southern Europe Operations on May 19, 2015. Before such appointment, he was President, Northern and Southern Europe and South America Operations.

The total aggregate compensation paid to the Named Executive Officers as indicated in the Net Total Compensation Table and in the Summary Compensation Table later in this document is in keeping with the Company’s compensation policy as described earlier in this document and, overall, the net total compensation was below the median of the reference group at approximately 68% of the median target total compensation of the reference group, resulting from the operation of the pay for performance policy.

The Committee is responsible for ensuring that CGI’s executive compensation policies do not expose the Company to significant risks such as providing incentives for senior executives to engage in business strategies that could yield compensation for the executive while placing the Company in financial jeopardy.

The Committee considers that the Company’s executive compensation policies, particularly those that relate to the portion of compensation for which the achievement of performance measures apply, do not expose the Company to risks that could have a material adverse effect on the Company. The short term and long term incentive performance-based compensation components require that the Company’s profitability objectives be met. Business strategies that impair the Company’s profitability, whether in the short or long term, will not result in payouts to the executive team. Since the measures are based on generally accepted accounting principles (“GAAP”) measures, which in the case of the Company are International Financial Reporting Standards (“IFRS”), the results are subject to the same controls over financial reporting and disclosure controls and procedures that apply to the disclosure of the Company’s financial results. These controls include controls and procedures that are designed to protect against, and provide early warning of, fraud and falsification.

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All of the Company’s senior executives and directors are required to prepare and file reports disclosing their trading activities in the Company’s securities, including derivative instruments, and the Company prepares and files the reports on their behalf. The Company therefore monitors all securities transactions by its senior executives and directors and also requires that they pre-clear their transactions with the Company. Although the Company does not have a policy that prevents a senior executive from hedging his or her exposure to a decrease in the value of the Company’s shares, in the event that a senior executive or director intended to hedge their exposure, the matter would be brought to the Company’s attention.

Long-Term Incentive Plans

CGI’s long term incentive plans include the Share Option Plan and the PSU Plan. In line with practices among certain of the Company’s peers, the Company’s compensation policy is to grant, on a case by case basis, either stock options issued under the Share Option Plan or PSUs awarded under the PSU Plan as the long term incentive component of certain of its senior executives’ compensation.

Share Option Plan

CGI’s executives participate in the Share Option Plan. Like the Profit Participation Plan and the PSU Plan, the Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders. The Share Option Plan is designed in accordance with the Company’s ownership philosophy.

The Company’s practice is to apply performance-based vesting rules for all stock options granted under the Share Option Plan as part of the Company’s long-term incentive program. CGI’s general grant of stock options is made at the beginning of the fiscal year. The percentage of stock options that become eligible to vest is based on the degree of achievement of profitability and revenue growth objectives. Stock options that do not become eligible to vest are forfeited and cancelled.

Stock options that have become eligible to vest then vest on a time basis as follows: one-quarter when the fiscal year’s results are approved, one quarter on the second anniversary of the grant, one-quarter on the third anniversary of the grant, and the final quarter on the fourth anniversary of the grant.

See the heading Key Features of CGI’s Long Term Incentive Plans later in this document for a summary of the features of the Share Option Plan.

Stock Options Granted as part of Fiscal 2015 Compensation

400,000 stock options were granted to Messrs. François Boulanger, George D. Schindler and Joao Baptista as part of their fiscal 2015 compensation. The number of stock options granted was determined based on the longterm compensation value required to align the Named Executive Officer’s total compensation with the Company’s compensation policy.

The number of stock options granted is a function of the current year’s compensation objectives and, for that reason, previous grants of stock option based awards are not taken into account when considering the annual grant of incentive stock options.

These stock options granted as part of the long-term incentive plan for fiscal 2015 were granted for a term of ten years and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2015. The details of these grants are shown in the table entitled Stock Options held by Named Executive Officers which appears in Appendix A.

Based on the degree of achievement of profitability and growth objectives of the Company and, in the case of Mr. Baptista, also based on the performance results at the Strategic Business Unit level during fiscal 2015, 75.8% of the stock options granted to Messrs. Boulanger and Schindler, and 31.3% of the stock options granted to Mr. Baptista, in respect of the long-term incentive awards for fiscal 2015 became eligible to vest.

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Performance Share Unit Plan

The PSU Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders and is similar in function to the Share Option Plan in that the plan is designed in accordance with the Company’s ownership philosophy.

PSUs have performance-based vesting rules that are the same as those that apply to stock options granted under the Share Option Plan. The PSUs are part of the Company’s long-term incentive program and serve the same purpose as stock options. CGI’s general award of PSUs is made at the beginning of the fiscal year. The percentage of PSUs that become eligible to vest is based on the degree of achievement of the same profitability and revenue growth objectives as for stock options. PSUs that do not become eligible to vest are forfeited and cancelled.

See the heading Key Features of CGI’s Long Term Incentive Plans later in this document for a summary of the features of the PSU Plan.

Performance Share Units Awarded in Fiscal 2015

During fiscal 2015, 530,000 PSUs were awarded to Messrs. Serge Godin and Michael E. Roach. The number of PSUs granted was determined based on the long-term compensation value required to align the Named Executive Officer’s total compensation with the Company’s compensation policy.

All PSUs awarded as part of the long-term incentive plan for 2015 were granted for a term of three years following the calendar year in which they became eligible to vest, and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2015. The details of these awards are shown in the Net Total Compensation Table and in the Summary Compensation Table later in this document.

Based on the degree of achievement of profitability and growth objectives and the individuals’ contribution to the Company’s strong profit performance during fiscal 2015, 75.8% of the PSUs awarded to such Named Executive Officers in respect of the long-term incentive awards for fiscal 2015 became eligible to vest.

A table showing all outstanding unvested PSU awards held by the Company’s Named Executive Officers as at September 30, 2015 as well as the market value of such unvested PSUs is provided in Appendix A.

Award Date Fair Value

The award date fair value for compensation purposes for the fiscal 2015, 2014, and 2013 awards of PSUs was determined by applying a factor of 0.75 to the award date price of the Class A subordinate voting shares underlying the PSUs. This discount method was suggested by Towers Watson, the Company’s external human resources consultant, to recognize the probabilities associated with the performance vesting conditions for the PSU unitholder.

The accounting fair value of the PSUs was determined in accordance with IFRS 2 as the market value of the underlying Class A subordinate voting shares on the award date. The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses for fiscal 2015, 2014, and 2013 takes into account the actual result of the performance-based vesting and amortizes the resulting net PSU value over the four-year vesting period.

For the three years ended September 30, 2015, 2014 and 2013 the award date fair value for executive compensation purposes, the award date fair value for accounting purposes, and the differences in fair values are shown in the following table:

Fiscal Year	Value for compensation purposes	Value for accounting purposes	Difference

2015	$28.38	$37.84	$9.46
2014	$26.25	$36.15	$9.90
2013	$17.74	$23.65	$5.91

The difference between the value used for compensation purposes disclosed above and that used for accounting purposes results from the fact that for accounting purposes there is no recognition of a performance discount at the date of grant but a recognition of the actual performance vesting condition at the date of the performance vesting.

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Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(a) ($)	Share-based awards – Value vested during the year(b) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Serge Godin	2,569,424	1,659,564	–

Michael E. Roach	2,569,424	1,659,564	–

François Boulanger (c)	182,759	–	–

George D. Schindler(d)	1,643,081	–	–

Joao Baptista(e)	617,048	–	–

(a)

The stock options that vested during the 2015 fiscal year were the performance-based stock options granted to the Named Executive Officers in the 2011 and 2012 fiscal years and those granted to Messrs. Boulanger, Schindler and Baptista in the 2013 and 2014 fiscal years that became eligible to vest and for which the exercise prices were $15.49, $19.71, $23.65 and $36.15 respectively. One-quarter of the stock options granted for fiscal 2011, and one-quarter of the stock options granted for fiscal 2012 and one quarter of the stock options granted for fiscal 2013 vested on October 1, 2014 when the closing price of the shares was $37.76 and one-quarter of the stock options granted for fiscal 2014 vested on November 12, 2014 when the closing price of the shares was $39.46.

(b)

The share-based awards for fiscal 2015 are performance-based PSUs. 75.8%, 61.05% and 95.3% of the PSUs granted for the 2015, 2014 and 2013 fiscal years respectively became eligible to vest. Participants under the PSU Plan have the option of deferring the acquisition of their PSUs in accordance with the PSU Plan.

(c)	Mr. Boulanger was appointed Executive Vice-President and Chief Financial Officer effective October 1, 2014.
(d)	Mr. Schindler was appointed Chief Operating Officer on May 19, 2015. Before such appointment, he was President, United States Operations.
(e)

Mr. Baptista was appointed President, Eastern, Central and Southern Europe Operations on May 19, 2015. Before such appointment, he was President, Northern and Southern Europe and South America Operations.

Compensation Awarded to the Named Executive Officers in Fiscal 2015

The compensation paid to the Named Executive Officers for the fiscal year ended September 30, 2015 was determined according to the Company’s executive compensation policy described earlier in this document that applies to all executives. All compensation was paid in accordance with the policy. The percentage of PSUs that vested for Messrs. Serge Godin and Michael E. Roach was 75.8%. The percentage of options that vested for Messrs. François Boulanger and George D. Schindler was 75.8%, and 31.3% for Mr. Joao Baptista.

Performance Graph

The following graph compares the annual variations in the total cumulative return on CGI’s Class A subordinate voting shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes for the past five fiscal years of the Company.

Value of $100 invested on September 30, 2010

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Cumulative

	Sept. 2010	Sept. 2011	Sept. 2012	Sept. 2013	Sept. 2014	Sept. 2015

CGI	$100.00	$127.24	$170.43	$238.67	$244.29	$312.14
S&P/TSX	$100.00	$ 96.45	$105.29	$112.79	$135.77	$124.39
NASDAQ	$100.00	$102.96	$134.39	$165.00	$199.01	$206.96

CGI’s approach to compensation, as discussed earlier in this document under the heading Executive Compensation Policy, is designed to promote long-term growth and profitability, with a strong focus on share ownership and profit-sharing. CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability, rather than on the basis of factors tied to the performance of the Company’s shares in the market.

For the one-year period ended on September 30, 2011, the compensation paid to the Chief Executive Officer and Chief Fiancial Officer increased, reflecting CGI’s need to adjust compensation levels for the Company’s Named Executive Officers to reflect global markets in order to ensure CGI’s ability to attract and retain the highly qualified staff it needs to compete effectively. For fiscal 2012, the total compensation paid to the Chief Executive Officer and Chief Financial Officer year over year declined by approximately 50% reflecting the operation of CGI’s compensation policy based on financial performance. For fiscal 2013, the increase in compensation to the Named Executive Officers resulted from an increase in base salaries commensurate with the increased scope of responsibilities and accountabilities as the size of the Company more than doubled as a result of the acquisition of Logica plc, as well as payouts under the short term and long term incentive programs that are based on the degree of achievement of performance objectives. For fiscal 2014 and fiscal 2015, the reduction in total compensation for the Founder and Executive Chairman, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer reflects the operation of the pay-for-performance aspect of the Company’s executive compensation policy with an average incentive-based compensation payout of approximately 56% of the compensation at risk for fiscal 2015. The payout for the remaining Named Executive Officers averaged approximately 35% of the compensation at risk.

Since 1986, the year the Company became publicly listed, the price of CGI’s Class A subordinate voting shares increased on average by approximately 18% per year. Over the five-year period ended on September 30, 2015, the price of the Company’s shares increased by more than 300%. The percentage increase in the share price is extremely significant when compared to the evolution of the total compensation of the Executive Chairman, Chief Executive Officer, and Chief Financial Officer over the same period.

As mentioned earlier in this document, the compensation awarded to the Named Executive Officers is in line with the Company’s compensation policy. The resulting net aggregate compensation paid to the Named Executive Officers for fiscal 2015 is below the median of the reference group at approximately 68% of the median target total compensation of the reference group, resulting from the operation of the pay-for-performance policy.

Defined Contribution Pension Plan and Deferred Compensation Plans

Defined Contribution Pension Plan

In fiscal 2015, Mr. George D. Schindler participated in a U.S. 401(k) Plan that is a benefit available to all U.S.-based members. The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and end of the Company’s fiscal year.

Name and title	Accumulated value at start of year(a)	Compensatory(a)	Accumulated value at year-end(a)

George D. Schindler Chief Operating Officer	$781,095	$3,073	$801,232

(a)

The amount shown is in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD1.2294 for each U.S. dollar. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on p.14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2015 under the heading Foreign Exchange.

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Deferred Compensation Plan

As a US-based employee, George D. Schindler participates in a deferred compensation plan.

The deferred compensation plan in which Mr. Schindler participates is the CGI Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and between 5% and 90% of their awards under the CGI Profit Participation Plan. The plan allows participants to withdraw amounts during employment (an “in-service withdrawal”) and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years. Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year. The plan offers an array of mutual funds for investment from which the plan participant may choose. Participants may change their investment directions from time to time during the plan year. The mutual fund investments are subject to market gains and losses.

Compensation of Named Executive Officers

The Net Total Compensation Table and the Summary Compensation Table that follow show detailed information on actual net total compensation, and total compensation for regulatory purposes, respectively, for Serge Godin, Founder and Executive Chairman of the Board, Michael E. Roach, President and Chief Executive Officer, François Boulanger, Executive Vice-President and Chief Financial Officer, as well as for the two other Named Executive Officers for services rendered during the fiscal years ended September 30, 2015, 2014, and 2013.

The regulatory requirements that determine the content of the Summary Compensation Table can result in a substantial overstatement of the compensation awarded to CGI’s Named Executive Officers. The overstatement arises because the regulation requires that for stock options and share based compensation amounts, the amount of compensation shown must be the grant date fair value. In the case of CGI’s compensation policies, all long term incentive compensation, including all stock option awards and share based compensation awards, is performance-based. To the extent that stock options and PSUs awarded for the fiscal year in question fail to become eligible to vest as a result of the degree of achievement of performance objectives, the stock options and PSUs are forfeited and cancelled.

The following table shows the amount by which the combined value of the stock option grant and of the PSU award must be reduced to reflect the net compensation amount attributable to the long-term incentive component of compensation disclosed in the Summary Compensation Table later in this document. The table is necessary to communicate the true, actual total compensation earned by each of the Named Executive Officers.

Net Total Compensation Table

Name and Principal Position as at September 30, 2015	Year	Summary Compensation Table Total compensation ($)	Performance-based vesting reduction(a) ($)	Net total compensation ($)

Serge Godin	2015	8,907,708	(1,820,265)	7,087,443
Founder and	2014	8,524,359	(2,793,103)	5,731,256
Executive Chairman of the Board	2013	8,818,066	(264,575)	8,553,491

Michael E. Roach	2015	9,033,713	(1,820,265)	7,213,448
President and Chief	2014	8,645,303	(2,793,103)	5,858,200
Executive Officer	2013	8,937,585	(264,575)	8,373,010

François Boulanger(b)	2015	1,736,846	(298,791)	1,438,055
Executive Vice-President and	2014	641,446	(47,994)	593,452
Chief Financial Officer	2013	558,155	(52,053)	506,102

George D. Schindler(c)	2015	2,203,062	(298,791)	1,904,271
Chief Operating Officer	2014	2,113,734	(890,465)	1,223,269
	2013	2,414,424	(21,548)	2,392,876

Joao Baptista(d)	2015	1,822,470	(565,813)	1,256,657
President, Eastern, Central and	2014	1,567,662	(434,177)	1,133,485
Southern Europe Operations	2013	2,061,594	(14,025)	2,047,569

(a)

The vesting eligibility conditions for the stock options granted and PSUs awarded as part of the longterm incentive for the fiscal year ended September 30, 2015 were based solely on the Company’s profit performance and the individual’s contribution thereto. On the

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basis of such factors, 75.8% of the PSUs awarded to Messrs. Godin and Roach, and 75.8% of the stock options granted to Messrs. Boulanger and Schindler, became eligible to vest. In the case of Mr. Baptista, the performance-based vesting of his stock options also depended on the performance results at the Strategic Business Unit level and 31.3% of his stock options became eligible to vest. Stock options and PSUs that did not become eligible to vest based on such performance were forfeited and cancelled. The reduction amount shown is the dollar value required to be deducted from the fair value of the grants and awards to reflect accurately the net value of the stock option grant and PSU award for the Named Executive Officer as part of his total compensation for the 2015 fiscal year.

(b)	Mr. Boulanger was appointed Executive Vice-President and Chief Financial Officer effective October 1, 2014.
(c)	Mr. Schindler was appointed Chief Operating Officer on May 19, 2015. Before such appointment, he was President, United States Operations.
(d)

Mr. Baptista was appointed President, Eastern, Central and Southern Europe Operations on May 19, 2015. Before such appointment, he was President, Northern and Southern Europe and South America Operations.

The following table shows the compensation paid to the Company’s Named Executive Officers for regulatory purposes.

As noted above, securities regulations require that for stock options and share based compensation amounts, the amount of compensation to be disclosed must be the grant date fair value. In the case of CGI’s compensation policies, all long term incentive compensation, including all stock option awards and share based compensation awards are performance-based. A number of stock options and PSUs awarded to Named Executive Officers do not become eligible to vest as a result of the degree of achievement of performance objectives, and those stock options and PSUs are then forfeited and cancelled. To that extent the total compensation amount shown in this table overstates the true total compensation received by the Company’s Named Executive Officers.

Summary Compensation Table

Name and Principal Position as at September 30, 2015	Year	Salary ($)	Share- based awards(a) ($)	Option- based awards(b) ($)	Non-equity incentive plan compensation Annual incentive plans ($)	Pension value ($)	All other compen- sation(c) ($)		Total compen- sation ($)
Serge Godin Founder and Executive Chairman of the Board	2015	1,333,000	7,520,700	–	–	–	54,008		8,907,708
	2014	1,300,000	7,170,443	–	–	–	53,916		8,524,359
	2013	1,250,000	5,925,372	–	1,585,132	–	57,562		8,818,066

Michael E. Roach President and Chief Executive Officer	2015	1,333,000	7,520,700	–	–	–	180,013	(d)	9,033,713
	2014	1,300,000	7,170,443	–	–	–	174,859	(d)	8,645,303
	2013	1,250,000	5,925,372	–	1,585,132	–	177,081	(d)	8,937,585

François Boulanger(e) Executive Vice- President and Chief Financial Officer	2015	475,000	–	1,234,500	–	–	27,346		1,736,846
	2014	425,000	–	123,225	75,000	–	18,221		641,446
	2013	328,042	–	98,800	113,450	–	17,863		558,155

George D. Schindler(f)(g) Chief Operating Officer	2015	891,305	–	1,234,500	–	3,073	74,184		2,203,062
	2014	785,393	–	1,281,678	–	2,708	43,955		2,113,734
	2013	634,688	–	921,648	812,400	2,539	43,149		2,414,424

Joao Baptista(h)(i) President, Eastern, Central and Southern Europe Operations	2015	806,792	–	823,000	–	–	192,678		1,822,470
	2014	763,003	–	624,926	–	–	179,733		1,567,662
	2013	657,622	–	846,382	420,301	–	137,289		2,061,594

(a)

The award date fair value used for determining the number of PSUs awarded to Named Executive Officers as a component of their total compensation was determined using the pricing model suggested by Towers Watson that yielded grant date fair values of $28.38 for fiscal 2015, $26.25 for fiscal 2014 and $17.74 for fiscal 2013. The fair value of the PSUs for accounting purposes was the market value of the Class A subordinate voting shares on the award date resulting in an award date fair value for accounting purposes of $37.84 for fiscal 2015, $36.15 for fiscal 2014 and $23.65 for fiscal 2013. Please refer to the heading Award Date Fair Value earlier in this document for an explanation of the differences between fair values, and the reasons behind the choice of valuation methods. The PSUs awarded to the Named Executive Officers include the PSUs awarded as part of the long term incentive grant, and the PSUs awarded as part of the special incentive grant for the integration of Logica plc. Please refer to the heading Stock Options Granted as part of Fiscal 2015 earlier in this document.

(b)

The fair value of the stock option grants is the accounting fair value of the stock options determined in accordance with IFRS 2 using the Black-Scholes stock option pricing model and therefore complies with the requirements under GAAP. The fair value of the stock options yielded a grant date fair value of $8.23, $7.98 and $4.98 in fiscal 2015, 2014 and 2013 respectively. The table after the footnote below shows the assumptions used to determine the Black-Scholes values for fiscal 2015, 2014 and 2013.

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(c)

This amount includes the Company’s contribution under the CGI Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but, except as shown in note (d), excludes the value of perquisites and other personal benefits which in the aggregate is less than $50,000 or 10% of the aggregate salary and bonus under the Profit Participation Plan for the particular fiscal year which is therefore not required to be disclosed.

(d)

These amounts include the Company’s contribution under the CGI Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, as well as perquisites totalling $170,455 of which the only component in excess of 25% of the total amount was an amount of $72,000 paid in each year towards housing costs for Mr. Roach.

(e)	Mr. Boulanger was appointed Executive Vice-President and Chief Financial Officer effective October 1, 2014.
(f)

Mr. Schindler was appointed Chief Operating Officer on May 19, 2015. Before such appointment, he was President, United States Operations. All other compensation includes costs associated with Mr. Schindler’s assignment to Canada.

(g)

Mr. Schindler is paid in U.S. dollars. The amounts shown (other than those for stock option-based compensation) are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s annual audited consolidated financial statements which was CAD1.2294, CAD1.0833, and CAD1.0155, for each U.S. dollar in fiscal 2015, 2014 and 2013 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2015 under the heading Foreign Exchange.

(h)

Mr. Baptista was appointed President, Eastern, Central and Southern Europe Operations on May 19, 2015. Before such appointment, he was President, Northern and Southern Europe and South America Operations.

(i)

Mr. Baptista is paid in British pounds sterling. The amounts shown (other than those for stock option-based compensation) are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s annual audited consolidated financial statements which was CAD1.8983, CAD1.7953, and CAD1.5846, for each British pound in fiscal 2015, 2014 and 2013 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2015 under the heading Foreign Exchange.

Assumptions to determine Black-Scholes Values

	2015	2014	2013
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	24.56	23.67	27.63
Risk-free interest rate (%)	1.42	1.29	1.20
Expected life (years)	4.00	4.00	4.75

Termination Benefits

The entitlement of the Named Executive Officers in the case of termination of employment is the same as that which applies to all members under the laws of the jurisdiction that applies to their employment. The provisions that apply to termination of employment under the Share Option Plan and under the Performance Share Unit Plan apply in the same way to all participants under those plans and they described below under the headings Share Option Plan and Performance Share Unit Plan.

Key Features of CGI’s Long Term Incentive Plans

Share Option Plan

The Share Option Plan is governed by the Board of Directors. The Committee makes recommendations to the Board of Directors in relation to the Share Option Plan and to grants of stock options, and is responsible for overseeing its administration. The Board of Directors has the ultimate and sole power and authority to grant stock options under the Share Option Plan and to interpret the terms and conditions of stock options that have been granted. The Board of Directors grants stock options by identifying the members, directors, and officers of eligible CGI entities who are to receive stock options, including the number of stock options, the subscription price, the stock option period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board of Directors are binding and final. Management of the Company looks after the day to day administration of the Share Option Plan.

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 53,600,000 representing, as at December 11, 2015, 17.23% of the currently issued and outstanding Class A subordinate voting shares and Class B shares. The maximum number of stock options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares and Class B shares issued and outstanding at the time of the grant. The number of Class A subordinate voting shares issuable to insiders in aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. The number of Class A

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subordinate voting shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. As at December 11, 2015, stock options for an aggregate of 16,235,096 Class A subordinate voting shares are outstanding pursuant to the Share Option Plan, representing 5.22% of the currently issued and outstanding Class A subordinate voting shares and Class B shares.

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the TSX, the Company’s shareholders or other regulatory authorities. More detailed information on the rules for amending the Share Option Plan is provided later in this document under the heading Amending Formula. Stock options may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills or otherwise in accordance with the laws relating to successions.

Under the Share Option Plan, the Board of Directors, on the recommendation of the Committee, may grant to eligible participants stock options to purchase Class A subordinate voting shares. The exercise price of the stock options granted is determined by the Board of Directors and cannot be lower than the closing price for Class A subordinate voting shares on the TSX on the trading day immediately preceding the day on which the stock option is granted. The Board of Directors also determines the applicable stock option period and vesting rules.

Employees, officers, and directors of the Company may receive stock options under the Share Option Plan. The Board of Directors has made the decision to cease granting stock options to outside directors effective October 1, 2015.

Stock options that have been granted under the Share Option Plan cease to be exercisable upon the expiry of the term which cannot exceed ten years from the date of the grant.

Upon resignation or termination, stock options that have not vested are forfeited, and vested stock options must be exercised during a 90 day period.

Employees who retire, directors who leave the Board of Directors, and the estates of deceased stock option holders benefit from the automatic vesting of stock options that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those stock options must be exercised within 90 days in the case of retirement or 180 days if the stock option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Committee, has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any stock option is ten years from the time it is granted.

The Company does not currently provide any financial assistance to participants under the Share Option Plan.

Extension of Exercise Periods

Blackout Periods

In keeping with CGI’s Policy on Insider Trading and Blackout Periods, stock options must not be exercised by reporting insiders when a trading blackout period is in effect.

The policy is designed to ensure that reporting insiders and CGI members who have access to undisclosed material information regarding CGI comply with insider trading laws. Under the policy, those who normally have access to undisclosed material information may only trade in CGI securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter.

Blackout periods may also be prescribed from time to time as a result of special circumstances relating to the Company when insiders should be precluded from trading in its securities.

If the date on which a stock option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the stock option will be the tenth business day following the termination of the blackout period.

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Extensions for Length of Service

Retiring members, directors and officers, as well as the estates of deceased stock option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three years. The extension period is earned pro-rata day by day during the stock option holder’s service to the Company. The extension period for length of service cannot extend the life of a stock option beyond the period of time determined by the Board of Directors as the stock option term which may not exceed ten years from the date of grant.

Amending Formula

The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding stock option provided that no amendment, suspension or termination may be made without:

•	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the plan, as explained in more detail below;

•	obtaining any required approval of any applicable regulatory authority or stock exchange; and

•

in the case of issued and outstanding stock options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

•	changing the eligibility for, and limitations on, participation in the Share Option Plan;

•

modifying the periods during which stock options may be exercised, subject to (i) the stock option period terminating on or before the tenth anniversary of the date of the grant of the stock option and subject to the effect of blackout periods, and (ii) a maximum stock option exercise period extension of three years;

•

changing the terms on which stock options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the plan to the extent that the subscription price is not reduced, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

•	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

•	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

•	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding stock option, lead to a significant or unreasonable dilution of the outstanding shares, extend the expiry date of stock options held by insiders beyond the exercise periods contemplated under the Share Option Plan, or provide additional material benefits to insiders of the Company automatically requires shareholder approval.

If the amendment that reduces the subscription price of any outstanding stock option held by an insider or extends the expiry date of stock options held by an insider beyond the exercise periods contemplated under the Share Option Plan, the approval of the shareholders of the Company, other than the relevant insiders, must be obtained.

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Equity Compensation Plan Information as at September 30, 2015

The following table shows the total number of shares to be issued upon the exercise of outstanding stock options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding stock options (#)	Weighted average exercise price of outstanding stock options ($)	Number of Class A subordinate voting shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding stock options) (#)
Equity compensation plans approved by securityholders	20,659,392	29.23	17,264,365
Equity compensation plans not approved by securityholders	–	–	–
Total	20,659,392	29.23	17,264,365

Performance Share Unit Plan

The PSU Plan is governed by the Board of Directors and the Committee makes recommendations to the Board of Directors in relation to the PSU Plan and to awards of PSUs. The Board of Directors has the ultimate and sole power and authority to award PSUs under the PSU Plan and to interpret the terms and conditions of PSUs that have been awarded. The Committee is responsible for the administration of the PSU Plan, and management looks after its day to day implementation.

Under the PSU Plan, the Board of Directors may at any time amend, suspend or terminate the PSU Plan, in whole or in part. PSUs may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills, or otherwise in accordance with the laws relating to successions.

Under the PSU Plan, the Board of Directors, on the recommendation of the Committee, may award PSUs to executives and to other participants that it determines are eligible. Each PSU entitles the participant to receive one Class A subordinate voting share, subject to the degree of achievement of the profitability and revenue growth objectives set by the Board of Directors as part of the Company’s annual budget and strategic planning process. The number of PSUs awarded is determined based on the dollar amount of long-term compensation required to align the participant’s total compensation with the Company’s compensation policy, and takes into account stock options granted under the Share Option Plan.

Within 90 days after an award of PSUs, the plan trustee purchases in the open market the shares required to be delivered to the participants on settlement. The plan trustee holds the shares in trust for the purposes of the PSU Plan.

On each settlement entitlement date, the PSU Plan participants receive from the plan trustee a number of Class A subordinate voting shares equal to the number of PSUs that have vested. Participants may elect to defer the settlement of PSUs to a later date not later than the expiry date of the PSUs.

Upon resignation or termination, PSUs that have not become eligible to vest are forfeited, and PSUs that have become eligible to vest are settled on the date of resignation or termination, as the case may be.

Participants who retire and the estates of deceased participants benefit from the automatic vesting of PSUs that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those PSUs are settled on the date of retirement or death, as the case may be and the plan trustee remits the Class A subordinate voting shares as soon as practicable thereafter.

PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made. On the expiry date, all remaining PSUs in the participant’s account that are eligible to vest but that have not yet vested are automatically vested and settled.

The Company does not provide any financial assistance to participants under the PSU Plan.

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Compensation of Directors

Board of Directors and Standing Committee Fees

Ms. Julie Godin and Messrs. Serge Godin, André Imbeau and Michael E. Roach are not compensated for their roles as directors of the Company.

The compensation paid to outside directors for the year ended September 30, 2015 was the same as the previous year. The resulting elements of directors’ compensation are set out in the following table:

Component	Amount
Board retainer	$100,000
Lead Director retainer	$15,000
Committee annual retainer
Members	$2,000
Audit and Risk Management Committee Chair	$15,000
Human Resources Committee Chair	$15,000
Governance Committee Chair	$10,000
Per-meeting fees
Board of Directors	$1,500
Audit and Risk Management Committee	$2,500
Human Resources Committee	$2,500
Corporate Governance Committee	$2,500

In fiscal 2015, the first $50,000 in retainer fees was paid as a rule in DSUs. However, a director could elect to receive the equivalent of his or her mandatory portion in cash instead of in DSUs if i) the director was not a resident of Canada for income tax purposes, or ii) the director purchased in the open market the same number of Class A subordinate voting shares he or she would have received in the form of DSUs, or iii) the director was otherwise exempted by the Board of Directors. Starting in January 2015, directors can elect to receive all or a portion of their per-meeting fees in DSUs.

Directors who must travel long distances to attend meetings of the Board of Directors and standing committees also receive long distance travel allowances.

The Board of Directors has made the decision to cease granting stock options to outside directors effective October 1, 2015, and starting on such date, the compensation paid to the directors changed to a flat fee structure. The following table sets out the new elements of the compensation paid to directors:

Component	Amount
Board Retainer (Includes Membership to One Committee)	$210,000
Lead Director or Committee Chair Retainer	$20,000
Committee Member for each additional committee	$20,000
Mandatory – 50% of Board Retainer is paid in DSUs (except for non-Canadian resident directors). Optional – All other fees can be converted into DSUs. Travel allowance policy – No change.

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For the year ended September 30, 2015, the compensation paid to the directors was as follows:

Directors’ Compensation Table

Name	Fees earned ($)	Share-based awards(a) ($)	Option-based awards(b)(c) ($)	All other compensation(d) ($)	Total ($)
Alain Bouchard	133,250	125,250	80,460	–	213,710
Bernard Bourigeaud(e)	151,829	141,994	87,466	24,588	263,883
Jean Brassard	123,500	115,500	78,808	–	202,308
Robert Chevrier	126,750	118,750	80,523	–	207,273
Dominic D’Alessandro	143,750	135,750	82,313	–	226,063
Thomas P. d’Aquino(f)	36,750	42,472	31,011	–	67,761
Paule Doré	127,000	68,750	58,944	–	185,944
Richard B. Evans(e)	151,829	122,939	83,575	30,735	266,139
Julie Godin	–	–	411,500	368,835	780,335
Serge Godin	Mr. Godin’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document
Timothy J. Hearn	78,317	55,839	52,437	2,500	133,254
André Imbeau	–	–	34,320	314,833	349,153
Gilles Labbé	136,500	115,000	80,927	–	217,427
Heather Munroe-Blum(g)	33,500	12,500	41,720	–	75,220
Michael E. Roach	Mr. Roach’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document
Joakim Westh(e)	151,829	–	32,920	122,939	307,688

(a)

The column shows the dollar value of DSUs issued to the director. The DSUs paid are in lieu of a portion of the fees earned by the director shown in the fees column based on the director’s decision to receive a percentage of his or her retainer fees in DSUs instead of cash. The DSU value is therefore already included in the fee remuneration shown in the fee column and is not in addition to that remuneration.

(b)

Until the end of Fiscal 2015, 4,000 performance-based stock options were granted to the outside directors annually. The remaining stock options are issued in proportion to the DSUs that the director chooses to receive. See the heading Stock Options and Deferred Stock Units Granted to Directors below. All such stock options are valued for the purpose of the Directors’ Compensation Table using the same Black-Scholes stock option pricing model as used for Named Executive Officers in the Summary Compensation Table earlier in this document. The fair value of the stock options for accounting purposes was determined using the Black-Scholes stock option pricing model at grant date as shown in the table further below.

(c)

62.5% of the 4,000 annual performance-based stock option grant became eligible to vest in the 2015 fiscal year. Stock options that did not become eligible to vest based on such performance were forfeited and cancelled. A proportionate reduction amount is required to be deducted from the grant date fair value for the annual grant of 4,000 stock options to reflect accurately the net value of the stock option grant for the director as part of his or her total compensation for the 2015 fiscal year. See the heading Stock Options Granted as part of Fiscal 2015 earlier in this document.

(d)

The amounts shown as “All other compensation” for Messrs. Bourigeaud, Evans, Westh and Hearn are in respect of long distance travel allowances, and for Ms. Godin and Mr. Imbeau are amounts received as remuneration in respect of their service as an executive and an officer of the Company, respectively.

(e)

Messrs. Bourigeaud, Evans and Westh are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown (other than those for option-based compensation) are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s annual audited consolidated financial statements which was CAD1.2294 for each U.S. dollar for 2015. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2015 under the heading Foreign Exchange.

(f)	Mr. d’Aquino did not seek reelection on the Board of Directors and therefore ceased to be a director on January 28, 2015.
(g)	Dr. Munroe-Blum was nominated on the board of directors on July 28, 2015.

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Black-Scholes Stock Options Pricing Model

Grant Date	Black Sholes Value (CAD)	Grant Date	Black Sholes Value (CAD)
September 23, 2014	8.23	January 28, 2015	9.59
October 30, 2014	8.24	April 16, 2015	11.63
November 12, 2014	8.58	July 23, 2015	10.55
December 2, 2014	8.82	July 28, 2015	10.43
January 22, 2015	9.77	September 23, 2015	10.06

Stock Options and Deferred Stock Units Granted to Directors

Up until the end of the 2015 fiscal year members who joined the Board of Directors were entitled to a grant of 4,000 stock options on the date of their election or appointment. In addition, members of the Board of Directors received annually a grant of 4,000 stock options. These stock options are granted to directors under the Share Option Plan.

In fiscal 2015, members of the Board of Directors were entitled to choose to receive part or all of their retainer fees in DSUs and, starting January 2015, directors are able to elect to receive all or a portion of their per-meeting fees in DSUs as well. The number of DSUs credited to a director on each fee payment date is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of the Class A subordinate voting shares on the TSX on the day immediately preceding the retainer payment date. Once credited, the value at any time of the number of DSUs credited to a director’s DSU account is determined based on the market price of the Class A subordinate voting shares.

Up until the end of fiscal 2015, Directors were required to receive the first $50,000 of the annual retainer entirely in DSUs. Since October 1, 2015, Directors are required to receive half of their Board retainer entirely in DSUs. However, a director could elect to receive the equivalent of his or her mandatory portion in cash instead of in DSUs if i) the director was not a resident of Canada for income tax purposes or ii) the director purchased in the open market the same number of CGI Class A subordinate voting shares he or she would have received in the form of DSUs, or iii) the director was otherwise exempted by the Board of Directors.

The value of DSUs credited to the director’s account is payable only upon the director ceasing to be a member of the Board of Directors. The amount paid at the time of redemption corresponds to the number of DSUs accumulated by the member multiplied by the closing price of the Class A subordinate voting shares on the payment date selected by the director. Directors may select a redemption date for the DSUs subsequent to the date on which they cease to be members of the Board of Directors, but such date cannot be later than December 15 of the calendar year following the year in which they leave the Board of Directors. The amount is paid in cash and is subject to applicable withholding taxes.

Up until the end of fiscal 2015, for each DSU credited in lieu of cash fees, the director received two stock options under the Share Option Plan. Each stock option was issued with a ten year exercise period and vested at the time of grant. The exercise price was equal to the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the date of the grant.

The vesting of the 4,000 stock options granted to the members of the Board of Directors during the year ended September 30, 2015 under the Share Option Plan depended on the degree of achievement of profitability and growth objectives. The performance targets required to be met in order for the stock options to vest were the same as those set for the Named Executive Officers, but without taking into account the performance of the Strategic Business Units. Based on the degree of achievement of profitability and growth objectives for the fiscal year ended September 30, 2015, 62.5% of the stock options became eligible to vest. One-quarter of the stock options eligible to vest based on the achievement of the objectives vested on November 10, 2015 when the results for the fiscal year ended September 30, 2015 were approved by the Board of Directors, one-quarter will vest on October 1, 2016, one-quarter will vest on October 1, 2017, and the final quarter will vest on October 1, 2018. Stock options that did not become eligible to vest as a result of the vesting conditions were forfeited and cancelled.

The Board of Directors has made the decision to cease granting stock options to outside directors effective October 1, 2015.

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Stock Options Held by Directors

A table showing all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2015 as well as the in-the-money-value of such stock options and the aggregate value of DSUs that are vested but remain unpaid is provided in Appendix B.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year ($)		Share-based awards Value vested during the year(a) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alain Bouchard	16,159	(b)(c)	125,250	–
Bernard Bourigeaud	37,838	(b)(c)	141,994	–
Jean Brassard	37,694	(b)(c)	115,500	–
Robert Chevrier	37,782	(b)(c)	118,750	–
Dominic D’Alessandro	37,694	(b)(c)	135,750	–
Thomas P. d’Aquino(d)	38,562	(b)(c)	42,472	–
Paule Doré	37,343	(b)(c)	68,750	–
Richard B. Evans	37,822	(b)(c)	122,939	–
Julie Godin	304,295	(b)(c)	–	–
Serge Godin	Mr. Godin’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document
André Imbeau	614,365	(b)(c)	–	–
Timothy J. Hearn	–		55,839	–
Gilles Labbé	37,782	(b)(c)	115,000	–
Heather Munroe-Blum(e)	–		12,500	–
Michael E. Roach	Mr. Roach’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document
Joakim Westh	15,469	(b)	–	–

(a)	The share-based awards are DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document.
(b)

The exercise prices for the performance-based stock options that vested during the 2015 fiscal year were $15.49 (2011), $19.71 (2012), $23.65 (2013), $36.15 (2014) and $37.82 (2015) respectively. One quarter of the stock options granted for fiscal 2011, one quarter of the stock options granted for fiscal 2012, and one quarter of the stock options granted for fiscal 2013 vested on October 1, 2014 when the closing price of the shares was $37.76 and one quarter of the stock options granted for fiscal 2014 vested on November 12, 2014 when the closing price for the shares was $39.46.

(c)

The remaining stock options are stock options that directors received as a result of the receipt of DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document. Those stock options vested at the time of grant. Since the stock option exercise price is equal to the closing price of the shares on the TSX on the trading day preceding the date of grant, the value at the time of vesting reflects the positive difference, if any, between the closing price of the shares on the grant date and the exercise price.

(d)	Mr. d’Aquino did not seek reelection on the Board of Directors and therefore ceased to be a director on January 28, 2015.
(e)	Dr. Munroe-Blum was nominated on the Board of Directors on July 28, 2015.

Indebtedness of Directors and Named Executive Officers

As at December 11, 2015, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

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The Corporate Governance Committee of the Board of Directors has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to the composition of the Board of Directors and its standing committees. The Committee also administers the self-assessment process for the Board, its standing committees and individual directors.

The Committee is composed of Mr. Dominic D’Alessandro, Lead Director, and Mses. Heather Munroe-Blum and Paule Doré, Chair of the Committee, all of whom are independent directors.

The Committee met four times during fiscal 2015.

The role and responsibilities of the Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices.

CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the NYSE listing standards.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each Annual General Meeting of Shareholders, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes for individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board, and CGI’s Founder and Vice-Chairman of the Board, are members of the Board of Directors of CGI and, as at December 11, 2015, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively 47.14% and 7.09% of the votes attached to all of CGI’s outstanding voting shares.

Diversity

Following the adoption by the Canadian Securities Administrators of new disclosure rules in relation to the representation of women on Boards of Directors, and in senior management positions the Company reviewed CGI’s Fundamental Texts, including the Board and Standing Committee charters, and related work programs.

The notion of diversity is a core element to CGI’s values, as detailed in its Fundamental Texts. Therefore, the Company concluded that CGI’s approach to diversity was already well documented and supported by the Board and Standing Committee’s charters and work programs. However, to bolster CGI’s approach to diversity, the Board of Directors decided to further detail in the mandates of the Human Resources and Corporate Governance Committees, and their related work programs, the criteria to be considered for board candidates and officers’ appointment to support diversity (in terms of gender, ethnicity, age and experience) among the Board of Directors and the executive’s team.

In September 2015, the Board of Directors, on the recommendation of the Corporate Governance Committee, approved amendments to CGI’s Fundamental Texts in order to emphasize the importance of diversity on CGI’s Board of Directors and at the executive level, and to further refine criteria to be applied for the selection or appointment of directors and executive officers. As such, nominees proposed to join the Board of Directors or the executive team will be selected after considering, among other things, the persons’ skills and expertise required to achieve stewardship and management of CGI, their

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knowledge of industry vertical markets in which the Company operates, their operational and financial literacy, as well as the diversity of their background, including gender, ethnicity, age, experience and geographical representation.

In addition, the responsibilities and work program of the Corporate Governance Committee were amended to provide for an annual review of the measures applied by the Company to promote diversity, their effectiveness, and the annual and cumulative progress made in achieving their objectives. The results will be reviewed annually by the Board of Directors.

The Board of Directors decided not to adopt targets for the number of women or other diverse groups on the Board of Directors or in executive positions, as it believes in the importance of balancing all eligibility criteria, including appropriate competencies, skills, industry knowledge, financial experience and personal qualities of candidates, as well as the diversity of their background (including gender, ethnicity and geographical representation), when considering director nominations and executive officer appointments. CGI’s success is due in large measure to the Company’s experience and expertise in its vertical markets. The selection criteria for CGI’s Board of Directors and executive officers recognize this important factor and are designed to ensure that the Company has the right, albeit diversified, subject matter experts on the Board of Directors and among its executive teams who can effectively provide experience, expertise and business and operational insight into each of the Company’s industry vertical markets. The Committee and the Board of Directors are therefore of the view that adopting an arbitrary target for the number of women or other diverse groups on the Board of Directors or in executive positions would not serve the interests of the Company.

Majority Voting Policy

On April 29, 2014 the Board of Directors, on the recommendation of the Committee, adopted a Majority Voting Policy for Directors (the “Policy”). The purpose of the Policy is to ensure that the Board of Directors of the Company remains composed of directors elected by a majority of the votes cast in favour of their election.

In an uncontested election of directors of the Company, a nominee for election to the Board of Directors must offer to resign by tendering a resignation letter to the Chairman of the Board of Directors following the shareholders meeting at which the election took place if the number of votes that have been withheld from the director is greater than the number of votes cast in favour of the director. The Committee will meet promptly following the receipt of the resignation to consider the director’s offer to resign.

The Committee will recommend to the Board of Directors that the resignation be accepted unless the Committee determines that circumstances exist that justify the Committee’s recommendation that the resignation not be accepted. In making its recommendation the Committee will consider all the factors it considers to be relevant to its recommendation including, without limitation, the needs of the Company, of the Board of Directors and of its standing committees; the Company’s corporate governance practices; the reasons given by shareholders who withheld votes from the director; the director’s qualifications; the director’s contribution to the Board of Directors; and the length of the director’s service.

The Board of Directors will act on the Committee’s recommendation within ninety days following the shareholders’ meeting at which the director was elected. In deciding whether to accept the recommendation of the Committee, the Board of Directors will consider the factors examined by the Committee and may in addition consider any information it considers in its sole discretion to be relevant to its decision.

Following its decision, the Board of Directors will issue a press release concerning its decision, and giving the reasons for not accepting the resignation if that is the case.

A director who is required to offer a resignation in accordance with the Policy may attend and address the meeting or meetings of the Committee and of the Board of Directors convened to consider the resignation but shall withdraw from the meeting during the deliberations and shall not vote on the matter. A director who fails to offer to resign in accordance with the Policy will not be re-nominated by the Board of Directors for election by the shareholders.

Mandate, Structure and Composition of the CGI Board of Directors

The Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

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Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities.

The Board of Directors charter and the charter of each of the standing committees require that the charters be reviewed annually. As part of that process each standing committee undertakes a review of its mandate and tables any recommendations for changes with the Corporate Governance Committee at its September meeting each year. The Committee reviews the submissions of the standing committees and also reviews the Board of Directors charter. The Committee then makes a recommendation to the Board of Directors based on the conclusion of the review. The Board of Directors takes the Committee’s recommendation into account in making such changes as it determines to be appropriate.

The Board of Directors and standing committee charters are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2015 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2015 Annual Information Form will be provided promptly to shareholders upon request. The charters are hereby incorporated by reference from the Fundamental Texts as follows:

•	Board of Directors Charter

•	Corporate Governance Committee Charter

•	Human Resources Committee Charter

•	Audit and Risk Management Committee Charter

The following table summarizes the structure, responsibilities and membership of each of the Company’s standing committees.

Committee	Membership

Audit and Risk Management Committee

Composed entirely of independent directors, the Audit and Risk Management Committee: is mandated by the Board of Directors to recommend the appointment of the external auditors and the terms of their engagement; reviews with the auditors the scope of the audit; reviews with the auditors and management the effectiveness of the Company’s accounting policies and practices, the Company’s internal control procedures, programs and policies and the adequacy and effectiveness of the Company’s internal controls over the accounting and financial reporting systems; reviews related party transactions; and reviews the Company’s interim and annual audited consolidated financial statements and all public disclosure documents containing audited or unaudited financial information and recommends their approval by the Board of Directors.

Gilles Labbé (Chair) Jean Brassard Richard B. Evans Timothy J. Hearn Joakim Westh

Corporate Governance Committee

Composed entirely of independent directors, the Corporate Governance Committee: is responsible for developing the Company’s approach to governance issues and the Company’s response to corporate governance requirements and guidelines; reviews the composition of the Board of Directors, its standing committees and members and recommends Board nominees; carries out the annual Board of Directors self-assessment process; oversees the orientation and continuing education program for directors; and helps to maintain an effective working relationship between the Board of Directors and management.

Paule Doré (Chair) Dominic D’Alessandro Heather Munroe-Blum

Human Resources Committee

Composed entirely of independent directors, the Human Resources Committee: is responsible for reviewing the compensation of certain senior executives of the Company and for making recommendations to the Board of Directors in respect thereto; and performs functions such as reviewing the Company’s succession planning and such other matters that the Committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors from time to time.

Alain Bouchard (Chair) Bernard Bourigeaud Robert Chevrier Dominic D’Alessandro

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Role and Responsibilities of the Executive Chairman and of the Chief Executive Officer

Elected by the shareholders, the Board of Directors has delegated to management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which has been adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions that make up the ordinary course of the Company’s business.

The Executive Chairman’s role allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and strategic acquisitions. The nature of the Executive Chairman’s responsibilities are such that he is a senior executive officer of the Company and is not an independent chairman of the Board.

All operational and corporate functions, other than the office of the Chairman and the corporate secretariat which report to the Executive Chairman, report to the Chief Executive Officer who reports directly to the Board of Directors. The Chief Executive Officer, jointly with the management team, develops the strategies and corporate objectives which are approved by the Board of Directors. Each year the Human Resources Committee assesses the performance of the senior executive team in achieving the objectives and makes recommendations to the Board of Directors in relation to the vesting of stock options and PSUs and the payment of bonuses to the Named Executive Officers under the Company’s Profit Participation Plan.

Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Executive Chairman and of the Chief Executive Officer, in relation to the Company’s day to day operations and the attainment of its objectives. The Executive Chairman and the Chief Executive Officer table reports to the Board of Directors at each regularly scheduled Board meeting and their performance relative to objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of Shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

Mr. Thomas P. d’Aquino was CGI’s Lead Director until he did not seek reelection to the Board of Directors of CGI and therefore ceased to be a director on January 28, 2015. Mr. Dominic D’Alessandro, an independent member of the Board of Directors, replaced him as CGI’s Lead Director.

The Charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and is alert to its obligations to the shareholders.

In fulfilling his responsibilities, the Lead Director provides input to the Executive Chairman in the preparation of Board of Directors meeting agendas, sets the agenda for, and chairs the meetings of, the independent directors, and leads the annual self-evaluation process for the Board of Directors.

In conjunction with the Executive Chairman, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Executive Chairman and acts as a sounding board with respect to strategies, accountability, relationships and other matters.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committee charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document).

The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee’s structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

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The Committee Chair presides the committee’s meetings and works with the Corporate Secretary, the Executive Chairman and the Company’s relevant executive officers in setting both the calendar of the committee’s meetings and the agendas for each meeting and has the authority to convene special meetings of the committee. The committee Chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the full Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

Criteria for Tenure on the CGI Board of Directors

Each year, the Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on the Board of Directors, receive careful consideration apart from the year-end and the preparation cycle for the Annual General Meeting of Shareholders.

Independence

CGI’s corporate governance practices require that a majority of the members of CGI’s Board of Directors be independent. This means that they must be and remain free from any material ties to the Company, its management and its external auditors that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with industry best practices and the definitions of independence applicable under stock exchange and securities regulators’ governance guidelines and rules.

The Board of Directors has concluded that the position of Lead Director, in place since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The Lead Director holds regular meetings of the outside directors, as well as regular meetings of the independent directors without related directors present. The Lead Director held six meetings of the independent directors during the year ended September 30, 2015.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under the applicable guidelines and rules.

The independence of the Board of Directors and its standing committees is further enhanced by their ability to engage outside advisors as needed. In addition, individual directors may also retain the services of outside advisors with the authorization of the Chair of the Corporate Governance Committee.

Shareholders of CGI, or any person who has an interest in the Company, who wish to contact CGI’s nonmanagement or independent directors may do so by e-mail sent to lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Expertise and Financial and Operational Literacy

CGI’s corporate governance practices require that all members of CGI’s Board of Directors be both financially and operationally literate. The financial literacy of individual Board members need not be as extensive as that of members who sit on CGI’s Audit and Risk Management Committee. Having operational literacy means that the director must have substantial experience in the execution of day to day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise is examined by the Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Participation in the Annual Self-Assessment Process later in this document). Expertise in the industry vertical markets in which the Company operates (financial services; government; health; telecommunications and utilities; and manufacturing, retail and distribution), operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of CGI’s Board, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board of Directors’ objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

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The members of the Board of Directors who serve on the Company’s Audit and Risk Management Committee must be operationally literate and be financially literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

The Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that the Committee Chair, Mr. Gilles Labbé, has financial expertise as required by the NYSE corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002. Mr. Labbé is a Fellow of the Institute of Chartered Professional Accountants Canada.

The remaining members of the Audit and Risk Management Committee, Messrs. Jean Brassard, Richard B. Evans, Timothy J. Hearn and Joakim Westh are financially literate in the sense that they have the knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements.

Mr. Jean Brassard acquired his financial literacy as a result of having served as CGI’s Chief Operating Officer until his retirement in October 2000.

Mr. Richard B. Evans acquired his financial literacy while serving as Chief Executive of Rio Tinto Alcan (and as President and Chief Executive Officer of Alcan Inc. prior to its acquisition by Rio Tinto plc). In his role as Chief Executive Officer he was responsible for the supervision of the chief financial officer of the company and was ultimately responsible for operations as well as accounting and financial reporting.

Mr. Timothy J. Hearn acquired his financial literacy while serving as Chairman and Chief Executive Officer of Imperial Oil Limited until his retirement in March 2008. In his role as Chief Executive Officer he was responsible for the supervision of the chief financial officer of the company and was ultimately responsible for operations as well as accounting and financial reporting.

Mr. Joakim Westh acquired his financial literacy while serving as Senior Vice-President, Head of Group Function Strategy and Operational Excellence of LM Ericsson AB, and prior to that position as a Group Vice-President for Assa Abloy AB in the capacity of Chairman of the Board of the company’s German subsidiary. Mr. Westh also serves on the audit committees of Saab Group and Swedish Match AB.

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The following table presents a skills matrix for each of the Company’s directors.

Governance Risk and Compliance

	Operational Literacy				Financial Literacy			Governance and Human Resources
Director	Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Finance	Accounting	Risk
Alain Bouchard	✓		Global	Retail and distribution	✓	✓	✓	✓
Bernard Bourigeaud	✓	✓	Global	Multiple vertical markets	✓	Expert	✓	✓
Jean Brassard	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Dominic D’Alessandro	✓		Global	Financial services	✓	Expert	✓	✓
Paule Doré	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Richard B. Evans	✓		Global	Multiple vertical markets	✓	✓	✓	✓
Julie Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Serge Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Timothy J. Hearn	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓
André Imbeau	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Gilles Labbé	✓	✓	Global	Manufacturing and distribution	✓	Expert	✓	✓
Heather Munroe-Blum	✓		Global	Multiple vertical markets	✓	✓	✓	✓
Michael E. Roach	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Joakim Westh	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

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Attendance at Board and Standing Committee Meetings

The Committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of Shareholders, the Committee discloses the attendance record for all directors in the Management Proxy Circular. The overall attendance rate for CGI’s Board of Directors for fiscal 2015 was 98% for the Board of Directors, 100% for the Audit and Risk Management Committee, 100% for the Human Resources Committee and 100% for the Corporate Governance Committee. Detailed meeting and attendance information is provided in the following table.

Board and Standing Committee Meetings and Attendance

Year ended September 30, 2015

			Committee Meetings Attended
			Audit	5 regular meetings
			Governance	3 regular meetings
	Board Meetings Attended			1 special meeting
			Human Resources	4 regular meetings
Director	7 regular meetings			1 special meeting
Alain Bouchard	7 of 7	100%	Human Resources (Chair)	5 of 5	100%
Bernard Bourigeaud	7 of 7	100%	Human Resources	5 of 5	100%
Jean Brassard	7 of 7	100%	Audit	5 of 5	100%
Robert Chevrier	7 of 7	100%	Human Resources	5 of 5	100%
Dominic D’Alessandro(a)	7 of 7	100%	Human Resources	5 of 5	100%
			Governance	3 of 3	100%
Thomas P. d’Aquino(b)	4 of 4	100%	Governance	1 of 1	100%
Paule Doré	7 of 7	100%	Governance (Chair)	4 of 4	100%
Richard B. Evans	7 of 7	100%	Audit	5 of 5	100%
Julie Godin	7 of 7	100%	N/A		–
Serge Godin (Chair)	7 of 7	100%	N/A		–
Timothy J. Hearn	5 of 7	71%	Audit	3 of 3	100%
André Imbeau	7 of 7	100%	N/A		–
Gilles Labbé	7 of 7	100%	Audit (Chair)	5 of 5	100%
Heather Munroe-Blum(c)	2 of 2	100%	Governance	2 of 2	100%
Michael E. Roach	7 of 7	100%	N/A		–
Joakim Westh	7 of 7	100%	Audit	5 of 5	100%

(a)	Mr. D’Alessandro was appointed to the Corporate Governance Committee on January 28, 2015.
(b)	Mr. d’Aquino did not seek reelection on the Board of Directors and therefore ceased to be a director and a member of the Corporate Governance Committee on January 28, 2015.
(c)	Dr. Munroe-Blum was appointed to the Board of Directors and to the Corporate Governance Committee on July 28, 2015.

Share Ownership Guideline for Directors

A share ownership guideline was adopted for directors on June 15, 2004. CGI’s directors are required to hold at least 10,000 Class A subordinate voting shares or DSUs within the later of i) three years of their election or appointment to the Board of Directors and ii) three years from the adoption of the guideline on June 15, 2004. All directors’ holdings respect the guideline.

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The share ownership on the part of the Company’s outside directors as at December 11, 2015 and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

Outside Directors’ Share Ownership(a)
Director	Fiscal Year	Number of Class A subordinate voting shares	Number of DSUs	Total Number of shares and DSUs	Total “at risk” value of shares and DSUs(b)	Shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Alain Bouchard	2015	17,500	6,197	23,697	$1,332,245	n.a.	Complies with the ownership guideline
	2014	17,500	3,713	21,213	$856,793
	Change	–	2,484	2,484	$475,452

Bernard Bourigeaud	2015	10,000	5,161	15,161	$852,351	n.a.	Complies with the ownership guideline
	2014	10,000	2,250	12,250	$494,778
	Change	–	2,911	2,911	357,573

Jean Brassard(c)	2015	568,286	15,482	583,768	$32,819,437	n.a.	Complies with the ownership guideline
	2014	648,046	13,195	661,241	$26,707,524
	Change	(79,760)	2,287	(77,473)	$6,111,913

Robert Chevrier	2015	10,000	37,311	47,311	$2,659,824	n.a.	Complies with the ownership guideline
	2014	10,000	34,948	44,948	$1,815,450
	Change	–	2,363	2,363	$844,374

Dominic D’Alessandro	2015	10,000	18,230	28,230	$1,587,091	n.a.	Complies with the ownership guideline
	2014	10,000	15,535	25,535	$1,031,359
	Change	–	2,695	2,695	$555,732

Paule Doré	2015	99,774	6,453	106,227	$5,972,082	n.a.	Complies with the ownership guideline
	2014	99,774	5,098	104,872	$4,235,780
	Change	–	1,355	1,355	$1,736,302

Richard B. Evans	2015	10,000	19,367	29,367	$1,651,013	n.a.	Complies with the ownership guideline
	2014	10,000	16,861	26,861	$1,084,916
	Change	–	2,506	2,506	$566,097

Timothy J. Hearn	2015	12,000	1,098	13,098	$736,370	n.a.	Complies with the ownership guideline
	2014	–	–	–	–
	Change	12,000	1,098	13,098	$736,370

Gilles Labbé	2015	25,000	14,790	39,790	$2,236,994	n.a.	Complies with the ownership guideline
	2014	25,000	12,510	37,510	$1,515,029
	Change	–	2,280	2,280	$721,965

Heather Munroe-Blum	2015	855	261	1,116	$62,742	8,884	July 28, 2018
	2014	–	–	–	–
	Change	855	261	1,116	$62,742

Joakim Westh	2015	–	–	–	–	10,000	April 29, 2016
	2014	–	–	–	–
	Change	–	–	–	–

(a)	2015 information is provided as at December 11, 2015 and 2014 information is provided at of December 12, 2014.
(b)	Based on the closing prices of the Company’s shares on the TSX on December 11, 2015 ($56.22) and December 12, 2014 ($40.39) respectively.
(c)	The number of shares shown for Mr. Brassard combines the Class A subordinate voting shares and Class B shares that he owns or controls, directly or indirectly.

Availability and Workload

The Board of Directors has endorsed the Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors self-assessment process and that arbitrary limits might not serve the interests of the Company.

Mr. Evans serves on the audit committee of one other company, Mr. Westh sits on two other audit committees, and Mr. Labbé is President and Chief Executive Officer and a director of Héroux Devtek Inc., an aerospace and industrial products manufacturer. Mr. Hearn sits on the board of directors of two other companies and, along with Mr. Brassard, does not sit on any other audit committees. The Board of Directors and the Committee have determined that none of the Committee members’ commitments impair their capacity to serve the Company’s Audit and Risk Management Committee effectively.

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Report of the Corporate Governance Committee

Conflicts of Interest

A process is in place for directors to acknowledge annually CGI’s Code of Ethics and Business Conduct in the same way as officers and members do. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Participation in the Orientation and Continuing Education Program

Each new director participates in a formal orientation and continuing education program. The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and i) the Founder and Executive Chairman of the Board, ii) the Lead Director, iii) the President and Chief Executive Officer, iv) the Chair of each standing committee to which the director will be assigned, and v) other key senior executive officers of the Company. Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive the CGI Director Reference Binder, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company; its operations; financial condition; management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior officers; materials related to the director’s duties and responsibilities, including, a synopsis of the Company’s insurance coverage for directors and officers liability; and the Company’s process for reporting transactions in its shares carried out by its reporting insiders.

In addition to the formal orientation program, the continuing education program includes presentations on a variety of topics of interest, including on recent developments in the global information technology market, which are provided to the Board of Directors on a regular basis. Detailed presentations are also made to the standing committees of the Board of Directors on technical subjects such as the application of accounting principles in the preparation of the Company’s financial statements, corporate governance rules and practices, and trends in executive and directors’ compensation.

Directors also receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to the Board of Directors.

Members of the Board of Directors are invited to attend CGI’s annual Leadership Conference where the bottom-up strategic planning cycle begins, as well as sessions of the Leadership Institute’s training program for the Company’s managers.

Participation in the Annual Self-Assessment Process

The Lead Director, in concert with the Committee, coordinates an annual self assessment of the effectiveness of the Board of Directors as a whole, of the standing committees of the Board, and of the contribution of individual directors. The Committee is also responsible for establishing the competencies, skills and personal qualities it seeks in new Board members with a view to adding value to the Company, and directors are assessed against the contribution they are expected to make. This assessment is based on an annual questionnaire to which directors respond.

Once the responses are received, the Lead Director compiles and analyses the results. He then discusses the self-assessments with each director. Following the one-on-one discussions with directors, the Lead Director reviews the overall results of the self-assessment process with the Founder and Executive Chairman of the Board, and with the Chairs of the standing committees. The Committee then meets to review the results of the self-assessment process and subsequently presents the final result to the Board of Directors for discussion.

The Board of Directors reviews the assessment of its performance and the recommendations provided by the Committee annually with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

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Report of the Corporate Governance Committee

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Committee’s recommendation not to adopt a formal retirement age or term limits for directors.

CGI’s success is due in large measure to the Company’s experience and expertise in its vertical markets. The selection criteria for CGI’s Board of Directors which are explained earlier in this document under the heading Expertise and Financial and Operational Literacy recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise and business and operational insight into each of the Company’s industry vertical markets. Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable resources that could not be easily replaced. The Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable talent.

As with the other aspects of CGI’s corporate governance practices, director term limits and the Board of Directors retirement policy are reviewed annually. When the time comes to discuss term limits or a retirement age, the directors who would be affected in the event that such limits were adopted withdraw from the meeting and abstain from voting on the matter.

Nomination Process for the Board of Directors and Executive Officers

Board of Directors

The shareholders are responsible for electing CGI’s directors. The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors. The Board of Directors relies on the nomination recommendations of the Committee.

Based on the results of the Board of Directors self-evaluation (see the heading Participation in the Annual Self-Assessment Process earlier in this document) or on its own assessment from time to time of the needs of the Company, the Committee may recommend that the composition of the Board or its standing committees be varied in order to ensure that it continues to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so as to ensure that knowledge is passed along in order to facilitate a smooth transition should the need arise.

When changes to Board of Directors composition are required, potential candidates are identified either through referrals from directors or senior management, or with the assistance of third parties. The selection of nominees from among the potential candidates is based on the candidate’s expertise and knowledge in the industry vertical markets in which the Company operates and their operational and financial literacy based on the Board of Directors skills matrix (see the heading Expertise and Financial and Operational Literacy earlier in this document), taking into account criteria that promote diversity, including gender, ethnicity, age, experience and geographical representation. The Committee, the Founder and Executive Chairman of the Board, and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to interview the candidates and confirm their willingness to serve on the Board of Directors.

Once the selection of candidates is made, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled or if there is a need to increase the size of the Board of Directors, or be nominated for election at the next meeting of shareholders.

Under the terms of a Registration Rights Agreement between the Company and the Caisse entered into as at August 20, 2012 in the context of the acquisition of Logica plc, the Caisse has the right, as long as it beneficially owns or exercises control or direction over 15% or more of the outstanding Class A subordinate voting shares, to recommend to CGI one nominee to be part of any slate of directors proposed for election by CGI and to be included in a proxy circular relating to the election of directors of CGI, provided that the nominee shall have no material relationship with CGI or the Caisse, that he or she shall be eligible to serve as a director under CGI’s articles and laws of incorporation, and that his or her nomination shall be subject to a favourable recommendation of the Committee. CGI has no shareholder’s agreement with the Caisse and the Caisse has not yet exercised its right to recommend a nominee for election to the Board of Directors.

As at the date of this Management Proxy Circular, three out of fifteen (20%) of CGI’s current directors were women. If all directors nominees named in this Management Proxy Circular are elected at the Meeting, the representation of women on the Board of Directors will remain unchanged with three women , however the percentage will slightly increase to approximately 21.5% since Mr. Robert Chevrier is not seeking reelection on the Board of Directors at the Meeting.

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Report of the Corporate Governance Committee

Executive Officers

CGI’s Fundamental Texts provide that in identifying potential candidates for appointment as officers, the Committee will consider the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience.

As at the date of this Management Proxy Circular, one out of seventeen (or approximately 6%) of the Company’s current executive officers, were women. A total of nine women occupy senior executive positions, which represents approximately 11% of the Company’s total number of executive officers.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.

In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team that are shared at the Company’s annual Leadership Conference. The plan is then presented to the directors in July for review and discussion. In the next step, the plan is refined by management and is subsequently presented to the Board of Directors for approval in September. The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board meeting agenda features a standing item entitled Directors’ Round Table that serves as a forum for continuing free-ranging discussion between the Board and management in relation to the Company’s strategic direction.

Guidelines on Disclosure of Information

CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders adopted by the Board of Directors (the “Guidelines”) set out the essential principles underlying the Company’s disclosure practices in keeping with the rules of regulatory authorities and best disclosure practices.

Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company’s major communications to its shareholders and the investing public. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004, the Company adopted the CGI Shareholder Partnership Management Framework (“SPMF”). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. CGI obtained ISO 9001 certification for the application of the SPMF in the Company’s operations.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders every year as a means of measuring shareholder satisfaction. The survey is designed to provide insights into investor sentiment and to improve the investor relations program.

The SPMF annual assessment conducted during the 2015 fiscal year returned an overall score for CGI of 8.3 out of 10 which compares favourably to the average score for other public companies of 7.6 out of 10.

Following the assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

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Report of the Corporate Governance Committee

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) provides that directors’ duties include the oversight of the integrity of the Company’s internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility under its charter to review the internal control and management information systems of the Company. The Committee reports to the Board of Directors in that regard.

Directors’ Compensation

The Human Resources Committee reviews directors’ compensation periodically. In determining directors’ remuneration, the Committee considers the directors’ compensation offered by the companies comprised in the reference group of companies used as a guide in determining compensation matters, and the risks and responsibilities that the directors of the Company assume in keeping with the roles of the Board of Directors and of the standing committees. See the heading Compensation of Directors in the report of the Human Resources Committee earlier in this document.

Codes of Ethics and Business Conduct

CGI’s Code of Ethics and Business Conduct and its Executive Code of Conduct are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2015 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2015 Annual Information Form will be provided promptly to shareholders upon request.

The Board of Directors monitors compliance with the Code of Ethics and Business Conduct, which includes the Anti-Corruption Policy, and under the Board of Directors charter is responsible for any waivers of the codes’ provisions granted to directors or officers. No such waivers have been granted to date.

It is the Committee that is principally responsible for the annual review of the Code of Ethics and Business Conduct, overseeing compliance with the code of ethics, reviewing any request to waive or exempt from its application, and making recommendations on these matters to the Board of Directors.

Under the terms of the Code of Ethics and Business Conduct, all of CGI’s members are required to comply with the code and to see that it is complied with. The code requires that infractions be reported to management or alternatively to the Chair of the Audit and Risk Management Committee and the Corporate Secretary.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control or auditing matters, and corruption, as well as other breaches of the Code of Ethics and Business Conduct, of the Anti-Corruption Policy, or of the Executive Code of Conduct. In that regard, the Company adopted the CGI Serious Ethical Incidents Reporting Policy which allows members who wish to submit a complaint to do so via a third party ethics reporting hotline and secure web site which assures that members who wish to preserve their anonymity are able to do so with confidence. The Audit and Risk Management Committee is primarily responsible for receiving and dealing with these incident reports. A report on the process and on incident reports received is provided quarterly to the Audit and Risk Management Committee by the Executive Vice-President and Chief Legal Officer.

A program for the integration of new members ensures that new members receive an orientation that familiarizes them with CGI’s policies, their responsibilities as members and the benefits to which they are entitled. In order to ensure that all of CGI’s members are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new member is informed about the code and the process for reporting ethics breaches, and is required to undertake in writing to comply with the code. In countries where local law is an impediment to a formal undertaking, members are asked to acknowledge the code. This written undertaking or acknowledgement, as the case may be, is renewed annually at the same time as the member’s evaluation.

CGI’s Leadership Institute regularly provides an intensive series of courses designed to ensure that new managers are familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting breaches.

In addition, the Company provides an internet portal that ensures that all members have access to the Company’s policies, including the code of ethics and the process for reporting breaches.

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Report of the Corporate Governance Committee

These measures are in addition to quarterly reports tabled with the Audit and Risk Management Committee by the internal audit department, the internal controls review function, and the legal department on matters for which they are responsible. These reports may include reports of breaches of the code of ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the Founder, Vice-Chairman of the Board and Corporate Secretary, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

CGI Federal Inc., the Company’s operating subsidiary that provides services to the U.S. federal government, has adopted policies and procedures to comply with specific requirements under U.S. Federal government procurement laws and regulations.

Relationship with Shareholders and Decisions Requiring their Consent

In keeping with CGI’s policy of seeking to align the interests of its three stakeholder groups (see the Letter to Shareholders on page v earlier in this document), CGI implemented the SPMF which forms part of the Company’s ISO certification. See the heading Guidelines on Disclosure of Information earlier in this document for a more detailed discussion of the SPMF.

In the normal course of operations certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance principles and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board and Founder and Vice-Chairman of the Board, are members of the Board of Directors of CGI and, as at December 11, 2015, beneficially owned, directly or indirectly, or controlled or directed shares of CGI representing respectively 47.14% and 7.09% of the votes attached to all of CGI’s outstanding voting shares.

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Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the NYSE and of the SEC.

The Committee is composed of Mr. Gilles Labbé, Chair of the Committee, and Messrs. Jean Brassard, Richard B. Evans, Timothy J. Hearn and Joakim Westh. The Committee met five times during fiscal 2015. Mr. Labbé’s role and responsibilities as Chair of the Committee are described earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The role and responsibilities of the Committee are contained in the Committee’s charter. The Committee’s charter forms part of CGI’s Fundamental Texts and the charter is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) and is available on CGI’s web site at www.cgi.com. The role and responsibilities of the Committee include:

(a)	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

(b)

identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

(c)	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

(d)	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

(e)	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor;

(f)

recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them;

(g)	reviewing all related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations;

(h)	reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and

(i)	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.

The Committee fulfilled all aspects of its mandate for the fiscal year ended September 30, 2015.

External Auditors’ Independence

The Committee is required to assert the independence of CGI’s external auditors and, to this end, entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditors, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy:

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are: (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning and returns, (i) research

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Report of the Audit and Risk Management Committee

and interpretation related to taxation, (j) research relating to accounting issues, (k) tax planning services, (l) preparation of tax returns, and (m) all other services that are not prohibited services.

The prohibited services are: (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees, and (k) expert services.

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors’ services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Committee; and

•	At each meeting of the Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Key Participants’ Responsibilities

Management and the Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy.

The primary responsibilities of management are: (a) creating and maintaining a policy that follows applicable auditor independence standards, (b) managing compliance with the policy, (c) reporting to the Committee all mandates to be granted to the external auditors, and (d) monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Committee are: (a) nominating the external auditors for appointment by the Company’s shareholders, (b) approving fees for audit services, (c) approving the auditor independence policy and amendments to the policy, (d) monitoring management’s compliance with the policy, (e) obtaining yearly confirmations of independence from the external auditors, (f) monitoring audit partner rotation requirements, (g) monitoring the twelve month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, (h) reviewing the appropriateness of required audit fee disclosure, (i) interpreting the policy in the event that its application is unclear, and (j) approving all auditor mandates or pre-approving envelopes for specific services.

Under the Auditor Independence Policy, the Committee has the ultimate responsibility to assert the independence of CGI’s external auditors.

Annual External Auditor Assessment

The Committee instituted an annual assessment process to assist the Committee in making its recommendation to the Board of Directors in relation to the appointment of the Company’s external auditors. The process was initiated in November of 2015 and was completed prior to the Committee’s recommendation that was made on December 8, 2015.

The annual external auditors assessment is based on the recommendations of Chartered Professional Accountants Canada in collaboration with the Canadian Public Accountability Board. The process is expected to provide an additional element of structure for the Committee in making its recommendation and to help in identifying areas for improvement for the external audit firm and the Company’s audit processes.

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Report of the Audit and Risk Management Committee

Following the completion of the annual assessment, the Committee recommended to the Board of Directors that Ernst & Young LLP be proposed for re-appointment by the Company’s shareholders at the Meeting.

Fees Billed by the External Auditors

During the years ended September 30, 2015 and 2014, CGI’s external auditors invoiced the following fees for their services:

Service retained	Fees billed
	2015	2014
Audit fees	$7,661,802	$7,946,682
Audit related fees(a)	$1,546,116	$1,055,796
Tax fees(b)	$630,218	$596,072
All other fees	–	–
Total fees billed	$9,838,136	$9,598,550
(a)

The audit related fees billed by the external auditors for the years ended September 30, 2015 and 2014 were in relation to service organization control procedures audits and assistance, and 401(k) and special audits.

(b)	The tax fees billed by the external auditors for the years ended September 30, 2015 and 2014 were in relation to tax compliance and advisory services.

Related Party Transactions

The Committee is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes an ad hoc committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board of Directors. Such committee may retain independent legal and accounting advisors to assist in reviewing the transaction.

Whether it is the Committee or an ad hoc committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

Other Business to be Transacted at the Annual General Meeting of Shareholders

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

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Additional Information

The Company will provide to any person, upon request to the Corporate Secretary, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2015 audited annual and unaudited quarterly financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular, for a copy of the Company’s Notice of Intention in relation to its Issuer Bid, or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations

CGI Group Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec, Canada

H3G 1T4

Tel.: 514-841-3200

Shareholder Proposals

The Company received three proposals for inclusion in this Management Proxy Circular for which the texts are reproduced in Appendix C hereto. Said texts have not been modified, except that they were translated considering they were provided only in French. Although the Company agreed with Médac that only two of those proposals will be presented at the Meeting for a vote, the Company addresses its views to each such proposals in Appendix C hereto.

To propose any matter for a vote by the Shareholders at an annual meeting of CGI, a Shareholder must send a proposal to the Executive Vice-President, Chief Legal Officer and Corporate Secretary General Counsel, Chief at CGI’s office at 1350 René-Lévesque Boulevard West, 25th Floor, Montreal, Quebec H3G 1T4 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CGI’s 2017 annual meeting must be received no later than September 12, 2016. CGI may omit any proposal from its Management Proxy Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CGI subsequent to the deadline noted above.

Approval by the Directors

The Board of Directors has approved the content and the delivery of this Management Proxy Circular.

Serge Godin

Founder and Executive

Chairman of the Board

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Appendix A

Stock Options and Share-Based Awards held by Named Executive Officers

The following tables show all outstanding stock options and share-based awards held by the Named Executive Officers as at September 30, 2015.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market Payout value of vested share-based awards not paid out or distributed ($)
Serge Godin Founder and Executive Chairman of the Board	468,750	9.31	October 1, 2018	18,300,000
	468,750	12.54	September 30, 2019	16,785,938
	461,505	15.49	September 30, 2020	15,165,054
					855,952	41,385,279
Total:				50,250,992	855,952	41,385,279

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market Payout value of vested share-based awards not paid out or distributed ($)
Michael E. Roach President and Chief Executive Officer	10,200	11.39	October 1, 2017	376,992
	468,750	9.31	October 1, 2018	18,300,000
	515,625	12.54	September 30, 2019	18,464,531
	461,505	15.49	September 30, 2020	15,165,054
					855,952	41,385,279
Total:				52,306,578	855,952	41,385,279

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed ($)
François Boulanger Executive Vice-President and Chief Financial Officer	12,500	15.49	September 30, 2020	410,750
	8,440	19.71	September 30, 2021	241,722
	19,065	23.65	November 26, 2022	470,906
	9,463	37.11	November 12, 2023	106,364
	150,000	37.82	September 22, 2024	1,579,500
	140,000	48.16	September 22, 2025	26,600

Total:				2,835,841

2015 MANAGEMENT PROXY CIRCULAR	55

Appendix A

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed ($)
George D. Schindler Chief Operating Officer	25,000	11.39	October 1, 2017	924,000
	78,125	9.31	October 1, 2018	3,050,000
	78,125	12.54	September 30, 2019	2,797,656
	103,125	15.49	September 30, 2020	3,388,688
	84,400	19.71	September 30, 2021	2,417,216
	182,577	23.65	November 26, 2022	4,509,652
	53,226	36.15	September 30, 2023	649,357
	150,000	37.82	September 22, 2024	1,579,500
	234,000	48.16	September 22, 2025	44,460

Total:				19,360,529

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed ($)
Joao Baptista President, Eastern, Central and Southern Europe Operations	118,836	23.65	November 26, 2022	2,935,249
	50,000	23.65	November 26, 2022	1,235,000
	25,952	36.15	September 30, 2023	316,614
	100,000	37.82	September 22, 2024	1,053,000
	78,000	48.16	September 22, 2025	14,820

Total:				5,554,684

(a)	Shows stock options held as at the end of the fiscal year ended September 30, 2015.
(b)	Based on $48.35, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2015.
(c)	Shows share-based awards held as at the end of the fiscal year ended September 30, 2015.
(d)	Shows the market value for the aggregate number of PSUs held as at the end of the fiscal year ended September 30, 2015.

56	2015 MANAGEMENT PROXY CIRCULAR

Appendix B

Stock Options and Share-Based Awards held by Directors

The following tables show all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2015 as well as the in-the-money-value of such stock options. The outside members of the Board of Directors are also eligible to receive DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors in the Management Proxy Circular earlier in this document. All DSUs are fully vested at the time of issuance.

The corresponding information for directors who are also Named Executive Officers may be found in Appendix A.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Alain Bouchard	3,813	27.28	April 28, 2023	80,340
	650	30.79	July 10, 2023	11,414
	2,442	36.15	September 30, 2023	29,792
	1,198	38.41	October 16, 2023	11,908
	1,471	34.68	January 22, 2024	20,109
	1,410	36.17	April 16, 2024	17,174
	1,360	37.50	July 23, 2024	14,756
	4,000	37.82	September 22, 2024	42,120
	1,340	38.07	October 29, 2024	13,775
	1,077	47.36	January 21, 2025	1,066
	1,067	56.69	April 15, 2025	–
	1,286	50.94	July 22, 2025	–
							299,625
Total:				242,454			299,625

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Bernard Bourigeaud	834	9.31	October 1, 2018	32,559
	834	9.31	October 1, 2018	32,559
	1,666	12.54	September 30, 2019	59,659
	2,500	15.49	September 30, 2020	82,150
	1,688	19.71	September 30, 2021	48,344
	3,813	23.65	November 26, 2022	94,181
	2,442	36.15	September 30, 2023	29,792
	1,537	36.17	April 16, 2024	18,721
	1,458	37.50	July 23, 2024	15,819
	4,000	37.82	September 22, 2024	42,120
	1,505	38.07	October 29, 2024	15,471
	1,301	47.36	January 21, 2025	1,288
	1,191	56.69	April 15, 2025	–
	1,477	50.94	July 22, 2025	–
							249,534
Total:				472,665			249,534

2015 MANAGEMENT PROXY CIRCULAR	57

Appendix B

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Jean Brassard	2,500	15.49	September 30, 2020	82,150
	1,997	19.28	January 27, 2021	58,053
	1,897	20.30	April 24, 2021	53,211
	1,877	20.51	July 28, 2021	52,256
	1,688	19.71	September 30, 2021	48,344
	1,995	19.30	October 20, 2021	57,955
	1,986	19.39	January 26, 2022	57,515
	1,807	21.31	April 19, 2022	48,861
	1,605	23.99	July 26, 2022	39,098
	1,472	26.16	October 18, 2022	32,664
	3,813	23.65	November 26, 2022	94,181
	1,577	24.41	January 23, 2023	37,753
	277	27.12	February 13, 2023	5,881
	1,690	26.62	April 17, 2023	36,724
	1,462	30.79	July 10, 2023	25,673
	2,442	36.15	September 30, 2023	29,792
	1,172	38.41	October 16, 2023	11,650
	1,471	34.68	January 22, 2024	20,109
	1,410	36.17	April 16, 2024	17,174
	1,360	37.50	July 23, 2024	14,756
	4,000	37.82	September 22, 2024	42,120
	1,340	38.07	October 29, 2024	13,775
	1,077	47.36	January 21, 2025	1,066
	1,041	56.69	April 15, 2025	–
	1,158	50.94	July 22, 2025	–
							748,555
Total:				880,759			748,555

58	2015 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Robert Chevrier	1,062	10.36	April 13, 2017	40,345
	932	11.80	July 20, 2017	34,065
	2,500	11.39	October 1, 2017	92,400
	1,024	10.74	October 26, 2017	38,513
	1,095	10.05	February 1, 2018	41,939
	1,143	11.64	April 11, 2018	41,960
	1,353	10.90	August 1, 2018	50,670
	2,500	9.31	October 1, 2018	97,600
	1,630	9.05	October 24, 2018	64,059
	1,706	10.11	January 30, 2019	65,237
	3,376	10.85	April 24, 2019	126,600
	3,573	10.67	July 31, 2019	134,631
	2,500	12.54	September 30, 2019	89,525
	2,903	13.26	October 22, 2019	101,866
	2,659	14.48	January 28, 2020	90,060
	2,099	15.51	April 22, 2020	68,931
	2,033	14.76	July 29, 2020	68,288
	2,500	15.49	September 30, 2020	82,150
	1,880	15.96	October 21, 2020	60,893
	2,204	19.28	January 27, 2021	64,070
	2,094	20.30	April 24, 2021	58,737
	2,072	20.51	July 28, 2021	57,684
	1,688	19.71	September 30, 2021	48,344
	2,202	19.30	October 20, 2021	63,968
	2,192	19.39	January 26, 2022	63,480
	1,994	21.31	April 19, 2022	53,918
	1,772	23.99	July 26, 2022	43,166
	1,625	26.16	October 18, 2022	36,059
	3,813	23.65	November 26, 2022	94,181
	1,741	24.41	January 23, 2023	41,680
	277	27.12	February 13, 2023	5,881
	1,878	26.62	April 17, 2023	40,809
	1,624	30.79	July 10, 2023	28,517
	2,442	36.15	September 30, 2023	29,792
	1,302	38.41	October 16, 2023	12,942
	1,658	34.68	January 22, 2024	22,665
	1,590	36.17	April 16, 2024	19,366
	1,533	37.50	July 23, 2024	16,633
	4,000	37.82	September 22, 2024	42,120
	1,510	38.07	October 29, 2024	15,523
	1,214	47.36	January 21, 2025	1,202
	953	56.69	April 15, 2025	–
	1,158	50.94	July 22, 2025	–
							1,803,987
Total:				2,250,469			1,803,987

2015 MANAGEMENT PROXY CIRCULAR	59

Appendix B

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Dominic D’Alessandro	2,500	14.69	January 26, 2020	84,150
	1,192	15.51	April 22, 2020	39,145
	1,762	14.76	July 29, 2020	59,186
	2,500	15.49	September 30, 2020	82,150
	1,629	15.96	October 21, 2020	52,763
	1,997	19.28	January 27, 2021	58,053
	1,897	20.30	April 24, 2021	53,211
	1,877	20.51	July 28, 2021	52,256
	1,688	19.71	September 30, 2021	48,344
	1,995	19.30	October 20, 2021	57,955
	1,986	19.39	January 26, 2022	57,515
	1,807	21.31	April 19, 2022	48,861
	1,605	23.99	July 26, 2022	39,098
	1,471	26.16	October 18, 2022	32,641
	3,813	23.65	November 26, 2022	94,181
	1,577	24.41	January 23, 2023	37,753
	277	27.12	February 13, 2023	5,881
	1,728	26.62	April 17, 2023	37,549
	1,494	30.79	July 10, 2023	26,235
	2,442	36.15	September 30, 2023	29,792
	1,198	38.41	October 16, 2023	11,908
	1,471	34.68	January 22, 2024	20,109
	1,410	36.17	April 16, 2024	17,174
	1,360	37.50	July 23, 2024	14,756
	4,000	37.82	September 22, 2024	42,120
	1,340	38.07	October 29, 2024	13,775
	1,077	47.36	January 21, 2025	1,066
	1,102	56.69	April 15, 2025	–
	1,423	50.94	July 22, 2025	–
							881,421
Total:				1,117,627			881,421

60	2015 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Thomas P. d’Aquino	625	15.49	January 28, 2018	20,538
	2,386	19.28	January 28, 2018	69,361
	2,408	20.30	January 28, 2018	67,544
	2,438	20.51	January 28, 2018	67,874
	1,688	19.71	January 28, 2018	48,344
	2,591	19.30	January 28, 2018	75,269
	2,579	19.39	January 28, 2018	74,688
	2,223	21.31	January 28, 2018	60,110
	1,917	23.99	January 28, 2018	46,698
	1,758	26.16	January 28, 2018	39,010
	3,813	23.65	January 28, 2018	94,181
	1,884	24.41	January 28, 2018	45,103
	277	27.12	January 28, 2018	5,881
	2,010	26.62	January 28, 2018	43,677
	1,867	30.79	January 28, 2018	32,785
	2,442	36.15	January 28, 2018	29,792
	1,497	38.41	January 28, 2018	14,880
	1,802	34.68	January 28, 2018	24,633
	1,728	36.17	January 28, 2018	21,047
	1,667	37.50	January 28, 2018	18,087
	1,642	38.07	January 28, 2018	16,880
	1,320	47.36	January 28, 2018	1,307
	478	46.92	January 28, 2018	684

Total:				918,372

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Paule Doré	422	19.71	September 30, 2021	12,086
	1,906	23.65	November 26, 2022	47,078
	1,831	36.15	September 30, 2023	22,338
	4,000	37.82	September 22, 2024	42,120
	528	47.36	January 21, 2025	523
	661	56.69	April 15, 2025	–
	736	50.94	July 22, 2025	–
							312,003
Total:				124,145			312,003

2015 MANAGEMENT PROXY CIRCULAR	61

Appendix B

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Richard B. Evans	2,500	12.54	September 30, 2019	89,525
	2,500	12.54	September 30, 2019	89,525
	44	13.26	October 22, 2019	1,544
	1,796	14.48	January 28, 2020	60,831
	1,676	15.51	April 22, 2020	55,040
	1,762	14.76	July 29, 2020	59,186
	2,500	15.49	September 30, 2020	82,150
	1,629	15.96	October 21, 2020	52,763
	1,997	19.28	January 27, 2021	58,053
	1,825	20.30	April 24, 2021	51,191
	1,779	20.51	July 28, 2021	49,527
	1,688	19.71	September 30, 2021	48,344
	2,024	19.30	October 20, 2021	58,797
	2,034	19.39	January 26, 2022	58,905
	1,798	21.31	April 19, 2022	48,618
	1,629	23.99	July 26, 2022	39,682
	1,441	26.16	October 18, 2022	31,976
	3,813	23.65	November 26, 2022	94,181
	1,554	24.41	January 23, 2023	37,203
	277	27.12	February 13, 2023	5,881
	1,724	26.62	April 17, 2023	37,463
	1,539	30.79	July 10, 2023	27,025
	2,442	36.15	September 30, 2023	29,792
	1,207	38.41	October 16, 2023	11,998
	1,576	34.68	January 22, 2024	21,544
	1,507	36.17	April 16, 2024	18,355
	1,430	37.50	July 23, 2024	15,516
	4,000	37.82	September 22, 2024	42,120
	1,476	38.07	October 29, 2024	15,173
	1,276	47.36	January 21, 2025	1,263
	1,103	56.69	April 15, 2025	–
	1,251	50.94	July 22, 2025	–
							936,394
Total:				1,293,170			936,394

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed ($)
Julie Godin	9,375	12.54	September 30, 2019	335,719
	9,375	15.49	September 30, 2020	308,063
	6,330	19.71	September 30, 2021	181,291
	33,363	23.65	November 26, 2022	824,066
	25,000	23.65	November 26, 2022	617,500
	21,367	37.11	November 12, 2023	240,165
	50,000	37.82	September 22, 2024	526,500
	52,000	48.16	September 22, 2025	9,880

Total:				3,043,184

62	2015 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Timothy Hearn	4,000	46.92	January 27, 2025	5,720
	462	56.69	April 15, 2025	–
	825	50.94	July 22, 2025	–
							53,088
Total:				5,720			53,088

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(a) (#)	Market or payout value of share-based awards that have not vested(b)(c) ($)	Market Payout value of vested share-based awards not paid out or distributed ($)
André Imbeau	3,813	23.65	November 26, 2022	94,181
	2,442	36.15	September 30, 2023	29,792
	4,000	39.47	November 11, 2024	35,520
	4,000	48.16	September 22, 2025	760
					7,923	383,077
Total:				160,254	7,923	383,077

2015 MANAGEMENT PROXY CIRCULAR	63

Appendix B

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Gilles Labbé	2,500	14.69	January 26, 2020	84,150
	596	15.51	April 22, 2020	19,573
	881	14.76	July 29, 2020	29,593
	2,500	15.49	September 30, 2020	82,150
	815	15.96	October 21, 2020	26,398
	1,349	19.28	January 27, 2021	39,215
	1,281	20.30	April 24, 2021	35,932
	1,268	20.51	July 28, 2021	35,301
	1,688	19.71	September 30, 2021	48,344
	1,347	19.30	October 20, 2021	39,130
	1,315	19.39	January 26, 2022	38,082
	1,278	21.31	April 19, 2022	34,557
	1,172	23.99	July 26, 2022	28,550
	1,075	26.16	October 18, 2022	23,854
	3,813	23.65	November 26, 2022	94,181
	1,152	24.41	January 23, 2023	27,579
	277	27.12	February 13, 2023	5,881
	1,925	26.62	April 17, 2023	41,830
	1,665	30.79	July 10, 2023	29,237
	2,442	36.15	September 30, 2023	29,792
	1,334	38.41	October 16, 2023	13,260
	1,658	34.68	January 22, 2024	22,665
	1,590	36.17	April 16, 2024	19,366
	1,533	37.50	July 23, 2024	16,633
	4,000	37.82	September 22, 2024	42,120
	1,510	38.07	October 29, 2024	15,523
	1,214	47.36	January 21, 2025	1,202
	1,014	56.69	April 15, 2025	–
	1,129	50.94	July 22, 2025	–
							715,097
Total:				924,100			715,097

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Heather Munroe-Blum	4,000	46.92	July 22, 2025	5,720
							12,619
Total:				5,720			12,619

64	2015 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market Payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Joakim Westh	3,813	27.28	April 28, 2023	80,340
	2,442	36.15	September 30, 2023	29,792
	4,000	37.82	September 22, 2024	42,120

Total:				152,252

(a)	Shows stock options held as at the end of the fiscal year ended September 30, 2015.
(b)	Based on $48.35, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2015.
(c)	Shows the aggregate payout value of DSUs held as at the end of the fiscal year ended September 30, 2015.

2015 MANAGEMENT PROXY CIRCULAR	65

Appendix C

Shareholder Proposals

Proposal Number One – Separate Disclosure of Voting Results by Classes of Shares

It is proposed that the Company disclose voting results by classes of shares, namely those shares carrying one voting right and those carrying multiple voting rights.

Currently, voting results are disclosed without distinction. We believe it would be important that these results be disclosed separately in order to determine whether the concerns of the holders of these two types of shares are aligned. As mentioned in our recent proposals, multiple voting shares offer interesting advantages both to controlling and minority investors “provided that the legal framework and governance principles provide adequate protection to minority shareholders”.

To ensure this adequate protection, minority shareholders need quick and direct access to the results of their votes in order to be sure that their voices have been heard and will lead to action that better meets their expectations. Our experience over the last few years has shown that holders of both types of shares might not share the same concerns. Take, for example, the implementation of a consultative vote on executive compensation, the renewal of the mandate of one or several directors, and greater gender balance on boards of directors.

This formula of disclosing results separately by class of shares was retained by Québécor in 2014.

This information would allow minority shareholders to better monitor the actions taken by the company to meet their expectations and promote a more sustained dialogue between these two classes of shareholders. It could even develop the loyalty of minority shareholders and bring about unity of thought and a mutual trust that would help see the organization through difficult times.

Board of Directors Response

CGI’s disclosure practice regarding voting results complies with the rules set out by the Business Corporations Act (Quebec) (“QBCA”), which govern the Company and provide that the declaration of the chair of the meeting to the effect that a resolution was passed is sufficient and appropriate. The Company considers that all votes should be treated equally and that there are no legal or practical reasons for distinguishing between classes of shares.

The Board of Directors believes that disclosing the voting results separately for each class of shares would not provide any additional protection or benefits to the holders of Class A subordinate voting shares. Our position is in line with applicable legislation, which does not require the disclosure of votes per class of shares but otherwise contains sections dealing with the protection of shareholders. Our Lead Director and majority of independent directors also have the fiduciary obligation to ensure that the interests of all shareholders, irrespective of the class of shares held, are adequately protected.

To our knowledge few, if any, other Canadian companies with dual-class shares disclose the results of votes per class of shares, unless their statutes provide for different rights for each class of shares in specific circumstances, as is the case of the company mentioned in the proposal.

Furthermore, we believe that the interests of the vast majority of CGI’s shareholders are well aligned, and that the culture of transparency and dialogue established between CGI and its shareholders ensures that all shareholders who wish to be heard are. CGI shareholders have access to a broad range of information via, for example, the Company’s annual information form, management proxy circular, and quarterly and annual financial statements and annual report. As such, they invest in CGI knowing the existence of CGI’s share capital structure and characteristics attributed to the multiple voting shares.

The Board of Directors therefore recommends that shareholders vote against Proposal Number One.

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Appendix C

Proposal Number Two – Advisory Vote on the Compensation of Senior Executives

It is proposed that the Board of Directors adopt a policy to implement a consultative vote on executive compensation.

At the last annual meeting, this proposal received the support of 13.6% of Class A shareholders, which represents nearly one quarter of the votes cast by the so-called minority shareholders.

We recognize that determining executive compensation is a task that belongs to the Board of Directors. That is why we are suggesting a consultative vote (say on pay) that will allow the Board of Directors to gauge how the shareholders feel about its policy. This recognition of the shareholders’ right to a say on compensation policy is moreover addressed in the OECD’s Principles of Corporate Governance. A consultative vote is an annual democratic opportunity to check whether the interests of both the subordinate and controlling shareholders are aligned on the same compensation goals, namely compensation that is fair and equitable, not excessive, and a reflection of the financial and extra-financial performance of the company. It is also a means to manage the risk of the company’s reputation being tarnished should a compensation policy be deemed to be excessive by proposing corrective measures before the situation degenerates and results in a loss of trust in the Board of Directors.

Board of Directors Response

Devising a compensation policy and related practices as a solid foundation for a successful business is a challenging task that requires a deep understanding of the business and its competitive environment to ensure that our overall compensation approach serves the best interests of the Company.

Shareholders elect directors annually to perform that critical supervision role on their behalf. CGI’s Board of Directors has established a Human Resources Committee composed entirely of independent directors who have expertise in human resources management, as well as access to experts advice, comparative data and best practices in the establishment and oversight of executive compensation policy and practices.

As such, CGI’s directors developed an executive compensation policy that emphasizes incentive compensation linked to business success, thereby ensuring that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as client and member satisfaction. This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders.

Advisory votes, by their binary yes or no nature, do not provide meaningful insight to the Board of Directors and therefore accomplish little to promote a meaningful dialogue with shareholders. The current Canadian regulatory context prevents public companies from knowing who their shareholders really are. One therefore wonders how an advisory vote can lead to a meaningful dialogue with shareholders who, for the most part, remain anonymous.

The advisory vote process also raises the question of whether all shareholders should benefit from the same voting rights. Studies have shown that, on average, shares of North American public companies are held for short periods of time, often less than six months. A review of applicable legislation to distinguish between short term speculators and investors who have an interest in the long term interests of companies would therefore be in order before the rights of all shareholders are broadened.

Furthermore, several institutional investors exercise their voting power based on recommendations by investor services firms, thereby essentially delegating their voting rights to such organizations. Our experience has been that these firms’ one-size-fits-all approach and the quality of their research can be deficient. Advisory firms are also often in blatant conflicts of interest as they provide corporate governance advisory services while also making voting recommendations based on the practices that they advocate.

If legislative amendments were made to address the concerns set out above, the Company would consider implementing a consultative vote on executive compensation.

In the meantime, we continue to believe that our directors, whose fiduciary duties include ensuring that the Company’s executive compensation policies and practices are best fit, in light of the Company’s business in the competitive arena in which it operates, are uniquely qualified and positioned to effectively play this important governance function in an effective manner.

The Board of Directors therefore recommends that shareholders vote against Proposal Number Two.

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Appendix C

Proposal Number Three – Secret Ballot

Following discussions with the Mouvement d’éducation et de défense des actionnaires, it was agreed that Proposal Number Three would not be submitted to the Meeting for a vote. However, the Company agreed to present its views on the proposal.

Proposal

It is proposed that the Company adopt a by-law stipulating that the secret ballot be the sole voting method retained for its annual general and special meetings.

CGI currently votes by show of hands at the annual general meeting of its shareholders. From the perspective of shareholder democracy, this method is unacceptable since it does not allow all votes cast to be taken into account unless one shareholder has the courage to request a secret ballot. If, in large Canadian companies, voting by show of hands is rare where all shareholders have the same voting rights, one might wonder about voting by show of hands for those companies that have multiple voting shares.

Do they not say that that multiple voting shares could present interesting advantages “provided that the legal framework and governance principles provide adequate protection to minority shareholders”?

How can we ensure that minority shareholders’ rights will be protected and their votes taken into consideration in what is the most important annual decision-making process of shareholder democracy – the shareholder meeting?

Remember that minority shareholders provide controlling shareholders with two fundamental and inextricable elements: capital and trust. If trust is lost, capital will flee and the company’s reputation will suffer.

A vote by show of hands gives the impression that minority shareholders are of little consequence and that decisions are made solely by the controlling shareholders.

Adopting a rule stipulating that the secret ballot be the only voting method at its annual general meetings will surely boost the minority shareholders’ trust in the company’s management and build their loyalty by showing them that their support is appreciated at its fair value.

Board of Directors Response

The QBCA and the Company’s general by-laws provide that votes be cast by show of hands at CGI’s annual and extraordinary general meetings, unless otherwise requested by a shareholder during the meeting. Our method of voting is therefore not only in line with the law and our by-laws but also with the practice of most other Canadian issuers.

Before each vote, the Company’s Chair of the meeting announces the number of proxies received in respect of each matter being voted on. If proxies received are not clearly for or against a the resolution, the chair, or any shareholder, may call a vote by secret ballot. However, if the results are unequivocal, the Board of Directors is of the view that systematically holding a vote by secret ballot would unduly delay the meeting without adding any value to the voting process. We believe that this time would be better spent discussing the Company’s plan and strategy, and answering shareholders’ questions.

The Company also issues a press release promptly after each meeting indicating the number of proxies received for and against each question put to a shareholders vote.

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